UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2020

RSE COLLECTION, LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1835270
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

250 LAFAYETTE STREET, 2nd FLOOR, NEW YORK, NY 10012

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

 Series #69BM1 membership interests; Series #85FT1 membership interests; Series #88LJ1 membership interests; Series #55PS1 membership interests; Series #95BL1 membership interests; Series #89PS1 membership interests;  Series #90FM1 membership interests;  Series #83FB1 membership interests;  Series #98DV1 membership interests;  Series #93XJ1 membership interests;  Series #06FS1 membership interests;  Series #02AX1 membership interests;  Series #99LE1 membership interests;  Series #91MV1 membership interests;  Series #92LD1 membership interests;  Series #94DV1 membership interests;  Series #00FM1 membership interests;  Series #72MC1 membership interests;  Series #06FG1 membership interests;  Series #11BM1 membership interests;  Series #80LC1 membership interests;  Series #02BZ1 membership interests;  Series #88BM1 membership interests;  Series #63CC1 membership interests;  Series #76PT1 membership interests;  Series #75RA1 membership interests;  Series #65AG1 membership interests;  Series #93FS1 membership interests;  Series #61JE1 membership interests;  Series #90MM1 membership interests;  Series #65FM1 membership interests;  Series #88PT1 membership interests;  Series #94LD1 membership interests;  Series #99SS1 membership interests;  Series #94FS1 membership interests;  Series #61MG1 membership interests;  Series #92CC1 membership interests;  Series #89FT1 membership interests;  Series #80PN1 membership interests;  Series #89FG2 membership interests;  Series #88LL1 membership interests

(Securities issued pursuant to Regulation A)

TABLE OF CONTENTS

RSE COLLECTION, LLC

SECTION PAGE

MASTER SERIES TABLE 1

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION 8

ITEM 2. OTHER SIGNIFICANT INFORMATION 25

ITEM 3.  FINANCIAL STATEMENTS F-1

EXHIBIT INDEX III-1

In this Semi-Annual Report, references to “we,” “us,” “our,” “RSE Collection,” or the “Company” mean RSE Collection, LLC, a Delaware series limited liability company formed on August 24, 2016

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MASTER SERIES TABLE

The Company is managed by RSE Markets (the “Manager”), a Delaware corporation who also serves as the asset manager for the collection of collectible automobiles owned by the Company and each series (the “Asset Manager”). The Company’s core business is the identification, acquisition, marketing and management of a collection of collectible automobiles, collectively referred to as “Automobile Assets” or the “Asset Class,” for the benefit of the investors. All of the series of the Company may collectively be referred to herein as the “Series” and the assets and liabilities of each Series will be separate in accordance with Delaware law. The interests of all Series may collectively be referred to herein as the “Interests” and a purchaser of Interests in any Series (an “Investor”) will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The offerings of the Interests may collectively be referred to herein as the “Offerings.” There will be a separate Closing with respect to each Offering (each a “Closing”). The Series assets referenced below may be referred to herein, collectively, as the “Underlying Assets.” Any individuals, dealers or auction company which owns an Underlying Asset prior to a purchase of an Underlying Asset by the Company in advance of a potential Offering or the Closing of an Offering from which proceeds are used to acquire the Underlying Asset may be referred to herein as an “Asset Seller.” We intend to distribute all Offerings of the Company principally through the Rally Rd.™ platform and any successor platform used by the Company for the offer and sale of interests, (the “Rally Rd.™ Platform” or the “Platform”). We intend to continue to develop opportunities to allow Investors to enjoy the collection of Underlying Assets through events, museums and other programs (the “Membership Experience Programs”).

The master series table below, referred to at times as the “Master Series Table,” shows key information related to each Series. This information will be referenced in the following sections when referring to the Master Series Table.

Series / Series Name	Qualification Date	Underlying Asset	Agreement Type	Status	Opening Date (1)	Closing Date (1)	Offering Price per Interest	Minimum / Maximum Membership Interests (2)	Minimum / Maximum Offering Size	Sourcing Fee	Trading Window (6)
#77LE1 / Series #77LE1 (5)		1977 Lotus Esprit S1	Upfront Purchase	Closed	11/17/2016	4/13/2017	$38.85	2,000	$77,700 (3)	$3,443	7/28/2020
#69BM1 / Series Boss Mustang	8/10/2017	1969 Ford Mustang Boss 302	Upfront Purchase	Closed	11/20/2017	2/7/2018	$57.50	2,000	$115,000 (3)	$2,986	6/30/2020
#85FT1 / Series Ferrari Testarossa	9/14/2017	1985 Ferrari Testarossa	Upfront Purchase	Closed	11/23/2017	2/15/2018	$82.50	2,000	$165,000 (3)	($17,859)	6/23/2020
#88LJ1 / Series Lamborghini Jalpa	9/14/2017	1988 Lamborghini Jalpa	Upfront Purchase	Closed	2/9/2018	4/12/2018	$67.50	2,000	$135,000 (3)	$578	7/14/2020
#55PS1 / Series Porsche Speedster	9/14/2017	1955 Porsche 356 Speedster	Purchase Option Agreement	Closed	4/2/2018	6/6/2018	$212.50	2,000	$425,000 (3)	($3,357)	9/15/2020
#95BL1 / Series BMW M3 Lightweight	5/24/2018	1995 BMW E36 M3 Lightweight	Upfront Purchase	Closed	6/1/2018	7/12/2018	$59.25	2,000	$118,500 (3)	($444)	6/23/2020
#89PS1 / Series Porsche 911 Speedster	7/20/2018	1989 Porsche 911 Speedster	Purchase Agreement	Closed	7/23/2018	7/31/2018	$82.50	2,000	$165,000 (3)	$1,771	7/28/2020
#90FM1 / Series Ford Mustang 7-Up Edition	7/20/2018	1990 Ford Mustang 7Up Edition	Purchase Agreement	Closed	7/24/2018	7/31/2018	$8.25	2,000	$16,500 (3)	$464	8/18/2020
#83FB1 / Series Ferrari 512	3/29/2018	1983 Ferrari 512 BBi	Purchase Option Agreement	Closed	7/23/2018	9/5/2018	$70.00	5,000	$350,000 (3)	$9,162	9/1/2020
#98DV1 / Series Dodge Viper GTS-R	9/17/2018	1998 Dodge Viper GTS-R	Upfront Purchase	Closed	9/27/2018	10/10/2018	$65.00	2,000	$130,000 (3)	$2,314	9/8/2020
#06FS1 / Series Ferrari F430 Spider	9/17/2018	2006 Ferrari F430 Spider "Manual"	Purchase Option Agreement	Sold -$227,500 Acquisition Offer Accepted on 05/10/2019	10/12/2018	10/19/2018	$39.80	5,000	$199,000	($8,327)	5/23/2019

#93XJ1 / Series Jaguar XJ220	3/29/2018	1993 Jaguar XJ220	Purchase Option Agreement	Closed	8/22/2018	11/6/2018	$99.00	5,000	$495,000 (3)	($7,373)	8/4/2020
#02AX1 / Series Acura NSX-T	11/16/2018	2002 Acura NSX-T	Upfront Purchase	Closed	11/16/2018	11/30/2018	$54.00	2,000	$108,000 (3)	$1,944	9/22/2020
#99LE1 / Series Lotus Sport 350	11/16/2018	1999 Lotus Esprit Sport 350	Upfront Purchase	Closed	11/23/2018	12/4/2018	$34.75	2,000	$69,500 (3)	$1,770	8/25/2020
#91MV1 / Series Mitsubishi VR4	11/16/2018	1991 Mitsubishi 3000GT VR4	Upfront Purchase	Closed	11/28/2018	12/7/2018	$19.00	2,000	$38,000 (3)	$600	7/21/2020
#92LD1 / Series Lancia Martini 5	11/16/2018	1992 Lancia Delta Integrale Evo "Martini 5"	Upfront Purchase	Closed	12/7/2018	12/26/2018	$55.00	3,000	$165,000 (3)	$2,219	9/1/2020
#94DV1 / Series Dodge Viper RT/10	11/16/2018	1994 Dodge Viper RT/10	Purchase Option Agreement	Closed	12/11/2018	12/26/2018	$28.75	2,000	$57,500 (3)	$1,841	7/7/2020
#00FM1 / Series Ford Mustang Cobra R	12/6/2018	2000 Ford Mustang Cobra R	Upfront Purchase	Sold -$60,000 Acquisition Offer Accepted on 04/15/2019	12/21/2018	1/4/2019	$24.75	2,000	$49,500	$965	4/24/2019
#72MC1 / Series Mazda Cosmo Sport	12/6/2018	1972 Mazda Cosmo Sport Series II	Purchase Agreement	Closed	12/28/2018	1/4/2019	$62.25	2,000	$124,500 (3)	$2,474	9/15/2020
#06FG1 / Series Ford GT	12/6/2018	2006 Ford GT	Purchase Agreement	Closed	12/14/2018	1/8/2019	$64.00	5,000	$320,000 (3)	$3,198	8/18/2020
#11BM1 / Series BMW 1M	12/6/2018	2011 BMW 1M	Purchase Option Agreement	Closed	1/8/2019	1/25/2019	$42.00	2,000	$84,000 (3)	$517	6/23/2020
#80LC1 / Series Lamborghini Countach LP400 S Turbo	9/17/2018	1980 Lamborghini Countach LP400 S Turbo	Purchase Agreement	Closed	1/17/2019	2/8/2019	$127.00	5,000	$635,000 (3)	$9,216	8/25/2020
#02BZ1 / Series BMW Z8	12/6/2018	2002 BMW Z8	Purchase Agreement	Closed	1/6/2019	2/8/2019	$65.00	3,000	$195,000 (3)	$2,620	7/21/2020
#88BM1 / Series BMW E30 M3	12/6/2018	1988 BMW E30 M3	Upfront Purchase	Closed	1/11/2019	2/25/2019	$47.00	3,000	$141,000 (3)	$226	9/1/2020
#63CC1 / Series Corvette Split Window	3/6/2019	1963 Chevrolet Corvette Split Window	Upfront Purchase	Closed	3/8/2019	3/18/2019	$63.00	2,000	$126,000 (3)	$1,553	8/11/2020
#76PT1 / Series Porsche Turbo Carrera	3/6/2019	1976 Porsche 911 Turbo Carrera	Upfront Purchase	Closed	3/15/2019	3/22/2019	$63.30	3,000	$189,900 (3)	$1,793	7/7/2020
#75RA1 / Series Renault Alpine A110	3/6/2019	1975 Renault Alpine A110 1300	Purchase Agreement	Closed	3/29/2019	4/9/2019	$28.00	3,000	$84,000 (3)	$3,732	7/14/2020
#65AG1 / Series Alfa Romeo Giulia SS	3/6/2019	1965 Alfa Romeo Giulia Sprint Speciale	Upfront Purchase	Closed	4/5/2019	4/16/2019	$89.25	2,000	$178,500 (3)	$1,903	9/8/2020
#93FS1 / Series Ferrari 348TS SS	3/6/2019	1993 Ferrari 348TS Serie Speciale	Purchase Option Agreement	Closed	4/12/2019	4/22/2019	$68.75	2,000	$137,500 (3)	$1,272	7/14/2020
2003 Porsche 911 GT2				Cancelled / Underlying Asset Sold Pre-Offering
#61JE1 / Series Jaguar E-Type	3/6/2019	1961 Jaguar E-Type	Upfront Purchase	Closed	4/19/2019	4/26/2019	$82.00	3,000	$246,000 (3)	$3,858	7/7/2020
#90MM1 / Series Mazda Miata	3/6/2019	1990 Mazda Miata MX-5	Purchase Option Agreement	Closed	4/17/2019	4/26/2019	$5.32	5,000	$26,600 (3)	$918	7/21/2020
#65FM1 / Series Mustang Fastback	3/6/2019	1965 Ford Mustang 2+2 Fastback	Purchase Agreement	Closed	5/3/2019	7/18/2019	$41.25	2,000	$82,500 (3)	$1,966	8/25/2020

#88PT1 / Series Porsche 944 Turbo S	11/16/2018	1988 Porsche 944 Turbo S	Purchase Option Agreement	Closed	5/10/2019	7/18/2019	$30.00	2,200	$66,000 (3)	($2,214)	7/28/2020
#94LD1 / Series Lamborghini Diablo Jota	12/6/2018	1994 Lamborghini Diablo SE30 Jota	Purchase Agreement	Closed	7/12/2019	8/6/2019	$119.50	5,000	$597,500 (3)	$11,251	8/4/2020
#99SS1 / Series Shelby Series 1	8/9/2019	1999 Shelby Series 1	Upfront Purchase	Closed	9/4/2019	9/11/2019	$137.50	1,000	$137,500 (3)	$1,815	7/21/2020
#94FS1 / Series Ferrari 348 Spider	8/9/2019	1994 Ferrari 348 Spider	Purchase Agreement	Closed	9/12/2019	9/17/2019	$72.50	2,000	$145,000 (3)	$669	8/11/2020
#61MG1 / Series Maserati 3500GT	3/6/2019	1961 Maserati 3500GT	Purchase Agreement	Closed	9/20/2019	9/30/2019	$68.00	5,000	$340,000 (3)	$4,613	8/18/2020
#92CC1 / Series Corvette ZR1	8/9/2019	1992 Chevrolet Corvette ZR1	Purchase Option Agreement	Closed	9/27/2019	10/2/2019	$26.25	2,000	$52,500 (3)	$2,875	8/4/2020
#89FT1 / Series 1989 Ferrari Testarossa	8/9/2019	1989 Ferrari Testarossa	Purchase Option Agreement	Closed	10/4/2019	10/11/2019	$45.00	4,000	$180,000 (3)	($400)	6/30/2020
#80PN1 / Series 1980 Porsche 928	10/23/2019	1980 Porsche 928	Upfront Purchase	Closed	11/1/2019	11/6/2019	$9.60	5,000	$48,000 (3)	($4,030)	6/16/2020
#89FG2 / Series 1989 Ferrari 328 II	10/23/2019	1989 Ferrari 328 GTS	Upfront Purchase	Closed	11/8/2019	11/14/2019	$75.00	1,700	$127,500 (3)	$1,719	9/22/2020
#88LL1 / Series Lamborghini LM002	8/9/2019	1988 Lamborghini LM002	Purchase Option Agreement	Closed	11/18/2019	12/8/2019	$146.00	2,000	$292,000 (3)	$3,115	9/22/2020
1990 Mercedes 190E 2.5-16 Evo II				Cancelled / Underlying Asset Sold Pre-Offering
#03SS1 / Series Saleen S7	12/9/2019	2003 Saleen S7	Upfront Purchase	Sold -$420,000 Acquisition Offer Accepted on 09/27/2020	7/6/2020	9/22/2020	$125.00	3,000	$375,000	$29,638
1972 Ferrari 365 GTC/4				Cancelled / Underlying Asset Sold Pre-Offering
#95FF1 / Series Ferrari 355 Spider	12/9/2019	1995 Ferrari 355 Spider	Upfront Purchase	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$60.00	1,600 / 2,000	$96,000 / $120,000	$4,500
#82AB1 / Series Alpina B6	11/16/2018	1982 Alpina B6 2.8	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$58.86	1,760 / 2,200	$103,600 / $129,500	$13,110
#12MM1 / Series McLaren MP4-12C	3/6/2019	2012 McLaren MP4-12C	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$62.50	1,600 / 2,000	$100,000 / $125,000	$5,794
#55MG1 / Series Mercedes 300SL	8/9/2019	1955 Mercedes-Benz 300SL	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$1,250.00	800 / 1,000	$1,000,000 / $1,250,000	$16,325
#65PT1 / Series Porsche 356 SC	8/9/2019	1965 Porsche 356 SC	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$67.50	1,600 / 2,000	$108,000 / $135,000	$8,838
#73FD1 / Series Ferrari Dino GTS	8/9/2019	1973 Ferrari 246 Dino GTS	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$142.50	1,600 / 2,000	$228,000 / $285,000	$13,213

#76FG1 / Series Ferrari 308 Vetroresina	8/9/2019	1976 Ferrari 308 GTB	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$37.00	4,000 / 5,000	$148,000 / $185,000	$3,133
#89NG1 / Series Nissan GT-R	8/9/2019	1989 Nissan GT-R Skyline	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$26.67	2,400 / 3,000	$64,000 / $80,000	$3,900
#90FF1 / Series Ferrari F40	8/9/2019	1990 Ferrari F40	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$410.00	2,400 / 3,000	$984,000 / $1,230,000	$65,175
#95BE1 / Series Bugatti EB110	8/9/2019	1995 Bugatti EB110	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$170.00	4,000 / 5,000	$680,000 / $850,000	$49,525
#67FG1 / Series 1967 Ferrari 330 GTC	9/11/2019	1967 Ferrari 330 GTC	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$208.33	2,400 / 3,000	$500,000 / $625,000	$30,263
#67CC1 / Series 1967 Chevrolet Corvette	9/11/2019	1967 Chevrolet Corvette 427/435 L71	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$100.00	1,600 / 2,000	$160,000 / $200,000	$11,200
#91GS1 / Series GMC Syclone	10/23/2019	1991 GMC Syclone	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$7.90	4,400 / 5,500	$34,760 / $43,450	$5,653
#67FS1 / Series Ford Shelby GT500	10/23/2019	1967 Ford Shelby GT500	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$48.75	3,200 / 4,000	$156,000 / $195,000	$17,788
#72PT1 / Series 1972 911S Targa	10/23/2019	1972 Porsche 911S Targa	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$110.00	1,600 / 2,000	$176,000 / $220,000	$5,850
#08TR1 / Series 2008 Tesla Signature 100 Roadster	10/23/2019	2008 Tesla Signature 100 Roadster	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$20.00	4,000 / 5,000	$80,000 / $100,000	$17,950
#63PT1 / Series Porsche 356 Super 90	10/23/2019	1963 Porsche 356 Super 90	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$70.00	1,760 / 2,200	$123,200 / $154,000	$12,250
#55MS1 / Series Mercedes 190SL	10/23/2019	1955 Mercedes-Benz 190SL	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$97.50	1,760 / 2,200	$171,600 / $214,500	$6,288
#67MS1 / Series Mercedes-Benz 250SL	10/23/2019	1967 Mercedes-Benz 250SL 5-Speed	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$80.00	1,600 / 2,000	$128,000 / $160,000	$12,900
#99FF1 / Series 1999 Ferrari F355	10/23/2019	1999 Ferrari 355	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$62.50	1,760 / 2,200	$110,000 / $137,500	$6,763
#69PN1 / Series 1969 Porsche 912	10/23/2019	1969 Porsche 912	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$19.00	4,000 / 5,000	$76,000 / $95,000	$9,788

#90FT1 / Series 1990 Ferrari Mondial t	10/23/2019	1990 Ferrari Mondial t	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$41.25	1,600 / 2,000	$66,000 / $82,500	$5,256
#91JX1 / Series Jaguar XJR-15	12/9/2019	1991 Jaguar XJR-15	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$310.00	4,000 / 5,000	$1,240,000 / $1,550,000	$22,875
#87FF1 / Series Ferrari 412	5/6/2020	1987 Ferrari 412	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$129.80	880 / 1,100	$114,224 / $142,780	$12,603
#72FG1 / Series Ferrari 365 GTC/4	5/6/2020	1972 Ferrari 365 GTC/4	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$63.00	4,381 / 5,476	$276,000 / $345,000	$27,356
#99FG1 / Series Ferrari 456M GT	5/6/2020	1999 Ferrari 456M GT	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$66.25	1,760 / 2,200	$116,600 / $145,750	$5,815
#91DP1 / Series DeTomaso Pantera	5/6/2020	1991 DeTomaso Pantera Si	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$79.50	4,000 / 5,000	$318,000 / $397,500	$15,362
#89FG1 / Series Ferrari 328 GTS	5/6/2020	1989 Ferrari 328 GTS	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$27.50	3,200 / 4,000	$88,000 / $110,000	$9,363
#66AV1 / Series Aston Martin DB6 Vantage	5/6/2020	1966 Aston Martin DB6 Vantage	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$161.67	2,400 / 3,000	$388,000 / $485,000	$21,413
#99LD1 / Series Lamborghini VT Roadster	5/6/2020	1999 Lamborghini VT Roadster	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$172.50	1,600 / 2,000	$276,000 / $345,000	$13,863
#64AD1 / Series Aston Martin DB5	5/6/2020	1964 Aston Martin DB5	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$189.00	4,000 / 5,000	$756,000 / $945,000	$21,163
#95FM1 / Series Ferrari 512 M	5/6/2020	1995 Ferrari 512 M	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$230.00	1,600 / 2,000	$368,000 / $460,000	$27,150
#61JC1 / Series 1961 Jaguar E-Type Coupe	5/6/2020	1961 Jaguar E-Type FHC	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$65.00	2,400 / 3,000	$156,000 / $195,000	$11,288
#94BE1 / Series 1994 Bugatti EB110 SS	5/6/2020	1994 EB110 SS Dauer SportWagen S	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$200.00	4,000 / 5,000	$800,000 / $1,000,000	$38,700
#79PT1 / Series 1979 Porsche 930 Turbo	5/6/2020	1979 Porsche 930 Turbo	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$77.50	1,600 / 2,000	$124,000 / $155,000	$7,334
#68CC1 / Series 1968 Chevrolet Corvette	5/6/2020	1968 Chevrolet Corvette	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$67.50	1,600 / 2,000	$108,000 / $135,000	$11,763

#78MM1 / Series 1978 Maserati Merak	5/6/2020	1978 Maserati Merak	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$97.50	800 / 1,000	$78,000 / $97,500	$4,994
#81DD1 / Series 1981 DeLorean DMC-12	5/6/2020	1981 DeLorean DMC-12	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$24.00	2,400 / 3,000	$57,600 / $72,000	$5,019
#98AX1 / Series 1998 Acura NSX	5/6/2020	1998 Acura NSX	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$110.00	800 / 1,000	$88,000 / $110,000	$7,363
#08MS1 / Series Mercedes-Benz SLR McLaren	5/6/2020	2008 Mercedes-Benz SLR McLaren	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$106.67	2,400 / 3,000	$256,000 / $320,000	$7,600
#11FG1 / Series Ferrari 599 GTO	5/6/2020	2011 Ferrari 599 GTO	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$142.50	3,200 / 4,000	$456,000 / $570,000	$26,225
#06FG2 / Series 2006 Ford GT Heritage	5/6/2020	2006 Ford GT Heritage	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$97.50	3,200 / 4,000	$312,000 / $390,000	$16,375
#74AM1 / Series Alfa Romeo Montreal	5/6/2020	1974 Alfa Romeo Montreal	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$15.60	4,000 / 5,000	$62,400 / $78,000	$4,535
#74PN1 / Series 1974 Porsche 911	5/6/2020	1974 Porsche 911	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$20.50	3,200 / 4,000	$65,600 / $82,000	$3,465
#74AV1 / Series 1974 Alfa Romeo GTV	5/6/2020	1974 Alfa Romeo GTV	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$27.50	1,600 / 2,000	$44,000 / $55,000	$4,650
#93MR1 / Series Mazda RX-7	5/6/2020	1993 Mazda RX-7	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$29.75	1,600 / 2,000	$47,600 / $59,500	$1,305
#91AX1 / Series Acura NSX	6/30/2020	1991 Acura NSX	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$50.00	2,400 / 3,000	$120,000 / $150,000	$2,475
#71DZ1 / Series Datsun 240Z	6/30/2020	1971 Datsun 240Z	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$30.00	3,200 / 4,000	$96,000 / $120,000	$4,200
#84PN1 / Series Porsche 944	6/30/2020	1984 Porsche 944	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$9.25	3,200 / 4,000	$29,600 / $37,000	$1,430
#82AV1 / Series Aston Martin Oscar India	6/30/2020	1982 Aston Martin V8 Vantage 'Oscar India'	Upfront Purchase	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$59.50	4,000 / 5,000	$238,000 / $297,500	$3,911
#69CC1 / Series COPO Camaro	6/30/2020	1969 Chevrolet COPO Camaro	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$55.00	2,400 / 3,000	$132,000 / $165,000	$5,213

#64VP1 / Series Volvo P1800	6/30/2020	1964 Volvo P1800	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$16.00	2,400 / 3,000	$38,400 / $48,000	$2,120
#93PN1 / Series Porsche 968 CS	6/30/2020	1993 Porsche 968 CS	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$46.00	1,600 / 2,000	$73,600 / $92,000	$3,490
#74DP1 / Series Pantera GTS	6/30/2020	1974 Detomaso Pantera GTS	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$42.00	3,200 / 4,000	$134,400 / $168,000	$2,160
#93FM1 / Series Mustang Feature Edition	6/30/2020	1993 Ford Mustang Feature Edition	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$8.50	4,000 / 5,000	$34,000 / $42,500	$1,375
#63VK1 / Series Volkswagen Karmann Ghia	6/30/2020	1963 Volkswagen Karmann Ghia	Purchase Option Agreement (4)	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$15.00	2,400 / 3,000	$36,000 / $45,000	$3,150

Note: Gray shading represents Series for which no Closing of an Offering has occurred. Orange represents sale of Series’ Underlying Asset.

(1)If exact Offering dates (specified as Month Day, Year) are not shown, then expected Offering dates are presented.

(2)Interests sold in Series is limited to 2,000 “qualified purchasers” with a maximum of 500 non - “accredited investors.”

(3)Represents the actual Offering Size, number of Interests sold and fees at the Closing of the Offering.

(4)Values are based on current or anticipated negotiations of the terms of the respective purchase option agreements or purchase agreements and may be subject to change

(5)Interests in Series #77LE1 were issued under Rule 506(c) of Regulation D and were thus not qualified under the Company’s Offering Circular (as amended). All other Interests in Series of the Company were issued under Tier 2 of Regulation A+.

(6)Represents most recent Trading Window for Series as of the date of this filing. Blank cells indicate that no Trading Window for Series has yet occurred as of the date of this filing.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

We are devoting substantially all our efforts to establishing our business and planned principal operations only commenced in late 2017. As such and because of the start-up nature of the Company’s and the Manager’s business, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward including the Managers ability to:

-continue to source high quality Automobile Assets at reasonable prices to securitize through the Platform;

-market the Platform and the Offerings in individual Series of the Company and attract Investors to the Platform to acquire the Interests issued by Series of the Company;

-find operating partners to support the regulatory and technology infrastructure necessary to operate the Platform;

-continue to develop the Platform and provide the information and technology infrastructure to support the issuance of Interests in Series of the Company; and

-find operating partners to manage the collection of Underlying Assets at a decreasing marginal cost per asset.

We have not yet generated any revenues directly attributable to the Company or any Series to date.  In addition, we do not anticipate the Company or any Series to generate any revenues until 2021.

At the time of this filing, all of the Series designated as closed in the Master Series Table have commenced operations, are capitalized and have assets and various Series have liabilities. All assets and liabilities related to the Series described in the Master Series Table will be the responsibility of the Series from the time of the Closing of the respective Offerings. All Series highlighted in gray in the Master Series Table, have not had a Closing, but we have, or are in the process of launching these and subsequent Offerings for additional Series. Series whose Underlying Assets have been sold will subsequently be dissolved and are highlighted in orange in the Master Series Table.

Historical Investments in Underlying Assets

We provide investment opportunities in Automobile Assets to Investors through the Platform, financed through various methods including, loans from officers of the Manager or other third-parties, if we purchase an Underlying Asset prior to the Closing of an Offering, and through purchase option agreements negotiated with third-parties or affiliates, if we finance the purchase of an Underlying Asset with the proceeds of an Offering. Additional information can be found below and in the Master Series Table.

Period from Inception (August 24, 2016) through June 30, 2020

From the Company’s formation in August 2016 through June 30, 2020 we have entered into the agreements and had Closings, as listed in the table below. We received multiple loans and payments from various parties to support the financing of the acquisition of the Underlying Assets, for which the details are listed in the table below. Such payments or loans will be repaid from the proceeds of successful Series’ initial Offerings, if necessary. Upon completion of the Offerings of each of the Series of Interests, it is proposed that each of these Series shall acquire their respective Underlying Assets for the aggregate consideration consisting of cash and Interests as the authorized officers of the Manager may determine in their reasonable discretion in accordance with the disclosures set forth in these Series’ Offering documents. In various instances, as noted in the table below, the Asset Seller is issued Interests in a particular Series as part of the total purchase consideration to the Asset Seller. In addition, there are instances where the Company finances an acquisition through the proceeds of the Offering, in the case of a purchase option, and as such requires no additional financing or only financing to make an initial down payment, as the case may be.

The Company incurred the “Acquisition Expenses,” which include transportation of the Automobile Assets to the Manager’s storage facility, pre-purchase inspection, pre-Offering refurbishment, and other costs detailed in the Manager’s allocation policy, listed in the table below, the majority of which are capitalized into the purchase prices of the various Underlying Assets during the six-month period ended June 30, 2020. Acquisition Expenses such as interest expense on a loan to finance an acquisition or marketing expenses related to the promotional materials created for an Underlying Asset are not capitalized. The Acquisition Expenses are generally initially funded by the Manager or its affiliates but will be reimbursed with the proceeds from an Offering related to such Series, to the extent described in the applicable Offering documents. Unless, to the extent that certain Acquisition Expenses are anticipated prior to the Closing, but incurred after the Closing of an Offering, for example transportation fees related to transportation from the Asset Seller to the Company’s storage facility, in which case, additional cash from the proceeds of the Offering will be retained on the Series balance sheet to cover such future anticipated Acquisition Expenses after the Closing of the Offering.

Series - Series Name	Agreement Type - Date of Agreement	Closing Date (1)	Purchase Price (2)	Financed via - Officer Loan / 3rd Party Loan	Financed via - RSE Markets	Financed via - Offering Proceeds	Interests Issued to Asset Seller	Percent Owned by Asset Seller	Acquisition Expenses
#77LE1 / Series #77LE1 (3)	Upfront Purchase / 09/30/2016	4/13/2017	$69,400	$69,400	$0	$0	$0	0%	$1,028

#69BM1 / Series Boss Mustang	Upfront Purchase / 10/31/2016	2/7/2018	$102,395	$97,395	$5,000	$0	$0	0%	$4,691
#85FT1 / Series Ferrari Testarossa	Upfront Purchase / 06/01/2017	2/15/2018	$172,500	$172,500	$0	$0	$0	0%	$9,242
#88LJ1 / Series Lamborghini Jalpa	Upfront Purchase / 11/23/2016	4/12/2018	$127,176	$119,676	$7,500	$0	$0	0%	$6,332
#55PS1 / Series Porsche Speedster	Purchase Option Agreement / 07/01/2017	6/6/2018	$405,000	$120,000	$165,000	$120,000	$0	0%	$18,275
#95BL1 / Series BMW M3 Lightweight	Upfront Purchase / 05/01/2018	7/12/2018	$112,500	$90,000	$22,500	$0	$0	0%	$3,686
#89PS1 / Series Porsche 911 Speedster	Purchase Agreement / 06/21/2018	7/31/2018	$160,000	$0	$0	$61,000	$99,000	60%	$250
#90FM1 / Series Ford Mustang 7-Up Edition	Purchase Agreement / 07/01/2018	7/31/2018	$14,500	$0	$0	$10,375	$4,125	15%	$461
#83FB1 / Series Ferrari 512	Purchase Option Agreement / 10/31/2017	9/5/2018	$330,000	$0	$0	$330,000	$0	0%	$3,206

#98DV1 / Series Dodge Viper GTS-R	Upfront Purchase / 06/28/2018	10/10/2018	$120,000	$80,000	$40,000	$0	$0	0%	$3,257
#06FS1 / Series Ferrari F430 Spider	Purchase Option Agreement / 10/05/2018	10/19/2018	$192,500	$0	$0	$192,500	$0	0%	$286
#93XJ1 / Series Jaguar XJ220	Purchase Option Agreement / 12/15/2017	11/6/2018	$460,000	$170,000	$290,000	$0	$0	0%	$33,689
#02AX1 / Series Acura NSX-T	Upfront Purchase / 09/19/2018	11/30/2018	$100,000	$100,000	$0	$0	$0	0%	$2,467
#99LE1 / Series Lotus Sport 350	Upfront Purchase / 10/04/2018	12/4/2018	$62,100	$62,100	$0	$0	$0	0%	$2,614
#91MV1 / Series Mitsubishi VR4	Upfront Purchase / 10/12/2018	12/7/2018	$33,950	$0	$33,950	$0	$0	0%	$1,687
#92LD1 / Series Lancia Martini 5	Upfront Purchase / 09/21/2018	12/26/2018	$146,181	$0	$146,181	$0	$0	0%	$12,396

#94DV1 / Series Dodge Viper RT/10	Purchase Option Agreement / 10/04/2018	12/26/2018	$52,500	$0	$52,500	$0	$0	0%	$287
#00FM1 / Series Ford Mustang Cobra R	Upfront Purchase / 10/12/2018	1/4/2019	$43,000	$0	$43,000	$0	$0	0%	$2,774
#72MC1 / Series Mazda Cosmo Sport	Purchase Agreement / 11/01/2018	1/4/2019	$115,000	$0	$0	$65,200	$49,800	40%	$562
#06FG1 / Series Ford GT	Purchase Agreement / 10/23/2018	1/8/2019	$309,000	$0	$309,000	$0	$0	0%	$586
#11BM1 / Series BMW 1M	Purchase Option Agreement / 10/20/2018	1/25/2019	$78,500	$0	$78,500	$0	$0	0%	$1,786
#80LC1 / Series Lamborghini Countach LP400 S Turbo	Purchase Agreement / 08/01/2018	2/8/2019	$610,000	$0	$562,375	$0	$47,625	8%	$3,213
#02BZ1 / Series BMW Z8	Purchase Agreement / 10/18/2018	2/8/2019	$185,000	$0	$185,000	$0	$0	0%	$1,301

#88BM1 / Series BMW E30 M3	Upfront Purchase / 10/18/2018	2/25/2019	$135,000	$0	$135,000	$0	$0	0%	$1,765
#63CC1 / Series Corvette Split Window	Upfront Purchase / 12/06/2018	3/18/2019	$120,000	$0	$120,000	$0	$0	0%	$586
#76PT1 / Series Porsche Turbo Carrera	Upfront Purchase / 11/27/2018	3/22/2019	$179,065	$0	$179,065	$0	$0	0%	$4,237
#75RA1 / Series Renault Alpine A110	Purchase Agreement / 12/22/2018	4/9/2019	$75,000	$0	$75,000	$0	$0	0%	$1,403
#65AG1 / Series Alfa Romeo Giulia SS	Upfront Purchase / 11/29/2018	4/16/2019	$170,000	$0	$170,000	$0	$0	0%	$286
#93FS1 / Series Ferrari 348TS SS	Purchase Option Agreement / 01/15/2019	4/22/2019	$130,000	$0	$130,000	$0	$0	0%	$1,136
2003 Porsche 911 GT2 / (5)	Purchase Option Agreement / 10/24/2018		$137,000	$0	$137,000	$0	$0	0%	$287
#61JE1 / Series Jaguar E-Type	Upfront Purchase / 12/22/2018	4/26/2019	$235,000	$0	$235,000	$0	$0	0%	$738

#90MM1 / Series Mazda Miata	Purchase Option Agreement / 01/23/2019	4/26/2019	$22,000	$0	$22,000	$0	$0	0%	$1,187
#65FM1 / Series Mustang Fastback	Purchase Agreement / 12/04/2018	7/18/2019	$75,000	$0	$75,000	$0	$0	0%	$1,997
#88PT1 / Series Porsche 944 Turbo S	Purchase Option Agreement / 04/26/2019	7/18/2019	$61,875	$0	$61,875	$0	$0	0%	$1,196
#94LD1 / Series Lamborghini Diablo Jota	Purchase Agreement / 10/09/2018	8/6/2019	$570,000	$0	$570,000	$0	$0	0%	$2,736
#99SS1 / Series Shelby Series 1	Upfront Purchase / 04/04/2019	9/11/2019	$126,575	$0	$126,575	$0	$0	0%	$3,640
#94FS1 / Series Ferrari 348 Spider	Purchase Agreement / 04/26/2019	9/17/2019	$135,399	$0	$135,399	$0	$0	0%	$3,433
#61MG1 / Series Maserati 3500GT	Purchase Agreement / 12/04/2018	9/30/2019	$325,000	$0	$325,000	$0	$0	0%	$1,090

#92CC1 / Series Corvette ZR1	Purchase Option Agreement / 04/29/2019	10/2/2019	$45,000	$0	$45,000	$0	$0	0%	$1,188
#89FT1 / Series 1989 Ferrari Testarossa	Purchase Option Agreement / 03/20/2019	10/11/2019	$172,500	$0	$172,500	$0	$0	0%	$3,036
#80PN1 / Series 1980 Porsche 928	Upfront Purchase / 10/21/2019	11/6/2019	$45,750	$0	$45,750	$0	$0	0%	$1,638
#89FG2 / Series 1989 Ferrari 328 II	Upfront Purchase / 10/29/2019	11/14/2019	$118,500	$0	$118,500	$0	$0	0%	$1,762
#88LL1 / Series Lamborghini LM002	Purchase Option Agreement / 03/22/2019	12/8/2019	$275,000	$0	$275,000	$0	$0	0%	$3,286
1990 Mercedes 190E 2.5-16 Evo II / (5)	Upfront Purchase / 11/02/2018		$251,992	$0	$251,992	$0	$0	0%	$10,773
#03SS1 / Series Saleen S7	Upfront Purchase / 12/22/2019	9/22/2020	$330,000	$0	$330,000	$0	$0	0%	$3,250
1972 Ferrari 365 GTC/4 / (5)	Purchase Agreement / 05/13/2019		$275,000	$0	$275,000	$0	$0	0%	$1,541

#95FF1 / Series Ferrari 355 Spider	Upfront Purchase / 11/20/2019	Q4 2020 or Q1 2021	$105,000	$0	$105,000	$0	$0	0%	$4,038
#87FF1 / Series Ferrari 412	Purchase Option Agreement / In Negotiations (4)	Q4 2020 or Q1 2021	$110,000	$0	$11,000	$0	$0	0%	$300
#91DP1 / Series DeTomaso Pantera	Purchase Option Agreement / In Negotiations (4)	Q4 2020 or Q1 2021	$375,000	$0	$0	$0	$0	0%	$600
#82AV1 / Series Aston Martin Oscar India	Upfront Purchase / 12/10/2018	Q4 2020 or Q1 2021	$285,000	$0	$285,000	$0	$0	0%	$1,364
Total for 1/1/2020 -6/30/2020:	New Agreements: 0 Closings: 0		$0	$0	$0	$0	$0	-	$4,680
Total for 1/1/2019 -6/30/2019:	New Agreements: 9 Closings: 14		$1,243,349	$0	$1,877,144	$65,200	$97,425	-	$39,429
Cumulative Total since 2016	New Agreements: 48 Closings: 42		$8,401,858	$1,081,071	$6,352,162	$779,075	$200,550	-	$172,572

Note: Gray shading represents Series for which no Closing of an Offering had occurred as of June 30, 2020. Orange shading represents sale of Series’ Underlying Asset. Includes $624,492 of Purchase Price and $14,120 of Acquisition Expense related to Underlying Assets subsequently sold.

Note: New Agreements and Closings represent only those agreements signed and those Offerings close in the particular period.

Note: Purchase Price, Downpayment Amount, Financings and Acquisition Expenses represent only the incremental amounts for the period i.e. if an Underlying Asset was purchased in a prior period, but had a Closing in the current period, it would not contribute to the totals for the period.

(1)If exact Offering dates (specified as Month Day, Year) are not shown, then expected Offering dates are presented.

(2)Interests sold in Series is limited to 2,000 Qualified Purchasers with a maximum of 500 Non-Accredited Investors.

(3)Interests in Series #77LE1 were issued under Rule 506(c) of Regulation D and were thus not qualified under the Company’s Offering Circular (as amended). All other Interests in Series of the Company were issued under Tier 2 of Regulation A+.

(4)Values are based on current or anticipated negotiations of the terms of the respective purchase option agreements or purchase agreements and may be subject to change

(5)Represents Underlying Asset instead of Series / Series Name

Subsequent Investments and Purchase Options Agreements for Underlying Assets

Since June 30, 2020 we have had Closings in connection with each Offering of Series listed in the table below. We received multiple loans and payments from various parties to support the financing of the acquisition of the Underlying Assets, for which the details are listed in the table below. Such payments or loans have been or will be repaid from the proceeds of successful Series’ Offering, if necessary. Upon completion of the Offering of each of the Series of Interests, it is proposed that each of these Series shall acquire their respective Underlying Assets for the aggregate consideration consisting of cash and Interests as the authorized officers of the Manager may determine in their reasonable discretion in accordance with the disclosures set forth in these Series’ Offering documents. In various instances, as noted in the table below, the Asset Seller is issued Interests in a particular Series as part of total purchase consideration to the Asset Seller. In addition, there are instances where the Company finances an acquisition through the proceeds of the Offering, in the case of a purchase option, and as such requires no additional financing or only financing to make an initial down payment, as the case may be.

The Company incurred the Acquisition Expenses listed in the table below, the majority of which are capitalized into the purchase prices of the various Underlying Assets since June 30, 2020. Acquisition Expenses such as interest expense on a loan to finance an acquisition or marketing expenses related to the promotional materials created for an Underlying Asset are not capitalized. Acquisition Expenses are generally initially funded by the Manager or its affiliates but will be reimbursed with the proceeds from an Offering related to such Series, to the extent described in the applicable Offering documents. Unless, to the extent that certain Acquisition Expenses are anticipated prior to the Closing, but incurred after the Closing of an Offering, for example transportation fees related to transportation from the Asset Seller to the Company’s storage facility, in which case, additional cash from the proceeds of the Offering will be retained on the Series balance sheet to cover such future anticipated Acquisition Expenses after the Closing of the Offering. The number of agreements entered into and the amount of Acquisition Expenses incurred since June 30, 2020 can be found at the bottom of the table.

Series - Series Name	Agreement Type - Date of Agreement	Closing Date (1)	Purchase Price (2)	Financed via - Officer Loan / 3rd Party Loan	Financed via - RSE Markets	Financed via - Offering Proceeds	Interests Issued to Asset Seller	Percent Owned by Asset Seller	Acquisition Expenses
#03SS1 / Series Saleen S7	Upfront Purchase / 12/22/2019	9/22/2020	$330,000	$0	$0	$0	$0	0%	$0
Total Since June 30, 2020	New Agreements: 0 Closings: 1		$0	$0	$0	$0	$0	-	$0
Cumulative Total since 2016	New Agreements: 48 Closings: 43		$8,401,858	$1,081,071	$6,352,162	$779,075	$200,550	-	$172,572

Note: Gray shading represents Series for which no Closing of an Offering has occurred. Orange shading represents sale of Series’ Underlying Asset. Includes $330,000 of Purchase Price and $0 of Acquisition Expense related to Underlying Assets subsequently sold.

Note: New Agreements and Closings represent only those agreements signed and those Offerings close in the particular period.

Note: Purchase Price, Downpayment Amount, Financings and Acquisition Expenses represent only the incremental amounts for the period i.e. if an Underlying Asset was purchased in a prior period, but had a Closing in the current period, it would not contribute to the totals for the period.

(1)If exact Offering dates (specified as Month Day, Year) are not shown, then expected Offering dates are presented.

(2)Interests sold in Series is limited to 2,000 Qualified Purchasers with a maximum of 500 Non-Accredited Investors.

Operating Results for the six-month period ended June 30, 2020 vs. 2019

Due to the start-up nature of the Company, changes in operating results are impacted significantly by any increase in the number of Underlying Assets that the Company, through the Asset Manager, operates and manages. At June 30, 2020, the Company, through the Asset Manager, operated (meaning Underlying Asset fully-owned by the Company or a Series including closed and owned, but not yet launched Offerings) 44 Underlying Assets of which 42 had closed Offerings vs. 40 at June 30, 2019 of which 31 had closed Offerings, an increase of 4 operated Underlying Assets and 11 closed Offerings respectively. In addition, the Company had signed various purchase option agreements and purchase agreements for additional Underlying Assets to be offered on the Platform in future, however, these Underlying Assets were not yet operated by the Company as at the date of the financial statements. During the six-month period ended June 30, 2020, the Company disposed of 1 Underlying Assets. Additional information can be found in the Master Series Table.

Revenues

Revenues are generated at the Series level. As of June 30, 2020, and 2019, no Series of the Company had generated any revenues directly attributable to the Company or any Series to date. In addition, we do not anticipate the Company or any Series to generate any revenues until 2021.

Operating Expenses

The Company incurred $75,419 in operating expenses in six-month period ended June 30, 2020 vs. $71,700 in 2019, an increase of $3,721 or 5%, related to storage, transportation, insurance, maintenance, marketing and professional services fees associated with the Underlying Assets. The increase was primarily driven by increased costs for additional storage, insurance and professional fees from the Company’s investment in new Underlying Assets. Maintenance costs were not required during the six-month period ended June 30, 2020 or the same period in 2019.

The operating expenses incurred prior to the Closing of an Offering related to any of the Underlying Assets are being paid by the Manager and recognized by the Company as capital contributions and will not be reimbursed by the Series. Each Series of the Company will be responsible for its own operating expenses, such as storage, insurance or maintenance, beginning on the Closing date of the Offering for such Series Interests. For any post-Closing operating expenses incurred and recorded by Series’ of the Company through the six-month period ended June 30, 2020, the Manager has agreed to pay and not be reimbursed for such expenses.

Operating expenses for the Company including all of the Series by category for the six-month period ended June 30, 2020 vs. 2019 are as follows:

Total Operating Expense
	6/30/2020	6/30/2019	Difference	Change
Storage	$37,350	$33,336	$4,014	12%
Transportation	1,100	3,162	(2,062)	(65%)
Insurance	12,469	11,728	741	6%
Professional Fee	24,000	15,206	8,794	58%
Marketing Expense	500	8,268	(7,768)	(94%)
Total Operating Expense	$75,419	$71,700	$3,721	5%

During the six-month period ended June 30, 2019 and the six-month period ended June 30, 2020, at the close of the respective Offerings for the Series, listed in the table below, each individual Series became responsible for operating expenses. Pre-Closing operating expenses are incurred on the books of the Company and post-Closing operating expenses incurred by each Series with a closed Offering are incurred and recorded on the books of the Series. These are as follows:

Operating Expenses
Applicable Series	Asset	6/30/2020	6/30/2019
#77LE1	1977 Lotus Esprit S1	$1,596	$1,955
#69BM1	1969 Boss 302 Mustang	1,649	2,029
#85FT1	1985 Ferrari Testarossa	1,716	2,100
#88LJ1	1988 Lamborghini Jalpa	1,684	2,053
#55PS1	1955 Porsche Speedster	2,065	2,657
#95BL1	1995 BMW M3 Lightweight	1,645	2,012
#89PS1	1989 Porsche 911 Speedster	1,713	912
#90FM1	1990 Ford Mustang 7Up Edition	1,518	1,911
#83FB1	1983 Ferrari 512 BBi	1,931	2,417
#98DV1	1998 Dodge Viper GTS-R	1,656	2,030
#06FS1	2006 Ferrari F430 Spider	-	1,266
#93XJ1	1993 Jaguar XJ220	1,171	1,472
#02AX1	2002 Acura NSX-T	1,629	1,991
#99LE1	1999 Lotus Esprit Sport 350	1,580	1,923
#91MV1	1991 Mitsubishi 3000VT GR4	1,542	1,868
#92LD1	1992 Lancia Delta Martini 5 Evo	1,695	2,841
#94DV1	1994 Dodge Viper RT/10	1,567	1,977
#00FM1	2000 Ford Mustang Cobra R	-	1,057
#72MC1	1972 Mazda Cosmo Sport	1,649	1,964
#06FG1	2006 Ford GT	1,899	2,158
#11BM1	2011 BMW 1M, 6-Speed Manual	1,600	1,328
#80LC1	1980 Lamborghini Countach Turbo	2,328	1,645
#02BZ1	2002 BMW Z8	1,740	1,759
#88BM1	1988 BMW E30 M3	1,673	1,469
#63CC1	1963 Chevrolet Corvette Split Window	1,650	1,232
#76PT1	1976 Porsche 911 Turbo Cabrera	1,726	1,243
#75RA1	1975 Renault Alpine A110 1300	1,598	959
#65AG1	1965 Alfa Romeo Giulia Sprint Speciale	1,715	880
#93FS1	1993 Ferrari 348TS Series Speciale	1,679	502
#90MM1	1990 Mazda Miata	1,383	233
#61JE1	1961 Jaguar E-Type	1,818	581
#88PT1	1988 Porsche 944 Turbo S	1,578
#65FM1	1965 Ford Mustang 2+2 Fastback	1,593
#94LD1	1994 Lamborghini Diablo SE30 Jota	2,228
#99SS1	1999 Shelby Series 1	1,659
#94FS1	1994 Ferrari 348 Spider	1,670
#61MG1	1961 Maserati 3500GT	1,914
#92CC1	1992 Chevrolet Corvette ZR1	1,554
#89FT1	1989 Ferrari Testarossa	1,718
#80PN1	1980 Porsche 928	1,556
#89FG2	1989 Ferrari 328 GTS	1,654
#88LL1	1988 Lamborghini LM002	1,849
RSE Collection		7,631	21,276
Total Operating Expenses		$75,419	$71,700

Note: Series #77LE1 Interests were issued under Rule 506(c) and as such Series #77LE1 has not been broken out as a separate Series in the financial statements but is included in the table above.

Solely in the case of the Series listed in the Master Series Table, and which had closed Offerings as of the date of this filing, the Manager has elected to pay for the ongoing operating expenses post the Closing of the Offerings for Series Interests and not be reimbursed by the respective Series. The unreimbursed expenses are accounted for as capital contributions by the Manager.

Interest and Purchase Option Expenses and Financing/Banking Fees

The Company did not incur any interest expenses related to the loans made to the Company by officers of the Manager or third-party lenders during the six-month period ended June 30, 2020 or during the six-month period ended June 30, 2019.

There were no ongoing expenses related to the purchase options for any other Series listed in the Master Series Table during the six-month period ended June 30, 2020.

The Company incurred $90 of wire transfer and other banking related fees during the six-month period ended June 30, 2020.

As detailed further in “Note D – Debt” of the Notes to Financial Statements and Financial Obligations of the Company below, the Asset Manager together with the Company Asset Manager, entered into a $1.5 million line of credit (the “Line of Credit” or “LoC”) with Silicon Valley Bank on April 30, 2019, which allowed the Manager to make purchases of Underlying Assets using the LoC, with the Underlying Assets as collateral. On December 20, 2019, the LoC was replaced with a $2.25 million demand note (the “Demand Note” or “DM”) with Upper90. The DM was subsequently expanded to $3.25 million of borrowing capacity on May 15, 2020. The DM allows the Manager to make purchases of Underlying Assets for the Company and the affiliate of the Asset Manager using the DM. The table below outlines the debt balance at June 30, 2020 vs. June 30, 2019, as well as the interest incurred by the manager during the six-month period ended June 30, 2020 and June 30, 2019:

Debt Outstanding Upper90 Demand Note
At 12/31/2019	$ 1,560,000
At 6/30/2020	$ 3,250,000

Asset Acquisitions, Purchase Options and Asset Sales

We typically acquire Underlying Assets through the following methods:

-Upfront purchase – acquired the Underlying Asset outright prior to launch of the Offering, financed through loans made by officers or affiliates of the Manager, third-party lenders or through non-interest-bearing payments from the Manager.

-Purchase option agreement – enter into a purchase option which gives us the right, but not the obligation to purchase a specific Underlying Asset, typically through the proceeds of the Offering for the Series related to the Underlying Asset.

-Purchase agreement – enter into a purchase agreement, which obligates us to acquire the Underlying Asset, but typically with a significant payment delay, with the goal of raising the capital through the Offering of the Series related to the Underlying Asset.

In addition to acquiring Underlying Assets, from time to time, the Company receives take-over offers for certain Underlying Assets. Per the terms of the Company’s operating agreement (the “Operating Agreement”), the Company, together with the Company’s advisory board evaluates the offers and determines if it is in the interest of the Investors to sell the Underlying Asset. During the year ended December 31, 2019 two Underlying Assets, 2006 Ferrari F430 Spider “Manual” and 2000 Ford Mustang Cobra R owned by Series #06FS1 and Series #00FM1 respectively were sold and the Investors in such Series’ were paid out their pro-rata share of the payments received. In certain instances, as was the case with the 2003 Porsche 911 GT2 sold in 2019 and the 1990 Mercedes 190E 2.5-

16 Evo II sold in 2020, the Company may decide to sell an Underlying Asset, that is on the books of the Company, but not yet transferred to a particular Series, because no Offering has yet occurred. In these instances, the anticipated Offering related to such Underlying Asset will be cancelled. For all Series which Underlying Assets are sold, the related Series is subsequently dissolved.

Details on the Underlying Assets acquired or for which we entered into purchase option agreements or purchase agreements, or which have subsequently been sold, as listed in the Master Series Table and summarized in the table below.

	# of Assets Sold	Total Value of Assets Sold	# of Assets Acquired	Total Value Assets Acquired ($)	# of Purchase Option Agreements	Total Value of Purchase Option Agreements ($)	# of Purchase Agreements	Total Value of Purchase Agreements ($)	Grand Total #	Grand Total Value ($)
2016-2018	0	$0	18	$2,465,259	11	$2,555,000	6	$1,539,000	35	$6,559,259
Six-Month Ended 6/30/2019	(3)	($372,500)	1	$126,575	6	$706,375	2	$410,399	6	$870,859
Six-Month Ended 12/31/2019	0	$0	4	$302,250	0	$0	0	$0	4	$302,250
Six-Month Ended 6/30/2020	(1)	($251,992)	0	$0	0	$0	0	$0	(1)	($251,992)
Cumulative Total:	(4)	($624,492)	23	$2, 894,084	17	$3,261,375	8	$1,949,399	44	$7,480,376

Note: Table represents agreements signed within the respective periods and value of Underlying Assets represented by the agreements.

See “Note C – Related Party Transactions”, “Note D –Debt”, and “Note A - Asset Dispositions” of the Notes to Financial Statements for additional information on asset acquisitions.

Liquidity and Capital Resources

From inception, the Company and the Series have financed their business activities through capital contributions to the Company and individual Series from the Manager (or its affiliates). However, there is no obligation or assurance that the Manager will provide such required capital. Until such time as the Series’ have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future Offerings for individual Series may be used to create reserves for future operating expenses for such individual Series at the sole discretion of the Manager. There can be no assurance that the Manager will continue to fund such expenses. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the twelve months following the date of this filing.

Cash and Cash Equivalent Balances

As of June 30, 2020 vs. December 31, 2019, the Company and the Series for which Closings had occurred, had cash or cash equivalents balances as follows:

Cash Balance
Applicable Series	Asset	6/30/2020	12/31/2019
#77LE1	1977 Lotus Esprit S1	$2,780	$2,780
#69BM1	1969 Boss 302 Mustang	4,149	4,149
#55PS1	1955 Porsche Speedster	2,214	2,214
#95BL1	1995 BMW M3 Lightweight	1,000	1,000
#89PS1	1989 Porsche 911 Speedster	1,271	1,271
#90FM1	1990 Ford Mustang 7Up Edition	485	485
#83FB1	1983 Ferrari 512 BBi	2,485	2,485
#98DV1	1998 Dodge Viper GTS-R	2,500	2,500
#06FS1	2006 Ferrari F430 Spider	-	9,152
#93XJ1	1993 Jaguar XJ220	1,485	1,485
#02AX1	2002 Acura NSX-T	1,985	1,985
#99LE1	1999 Lotus Esprit Sport 350	1,985	1,985
#91MV1	1991 Mitsubishi 3000VT GR4	984	984
#92LD1	1992 Lancia Delta Martini 5 Evo	1,853	1,853
#94DV1	1994 Dodge Viper RT/10	1,984	1,984
#00FM1	2000 Ford Mustang Cobra R	-	3,760
#72MC1	1972 Mazda Cosmo Sport	4,989	4,989
#06FG1	2006 Ford GT	2,500	2,500
#11BM1	2011 BMW 1M, 6-Speed Manual	2,000	2,000
#80LC1	1980 Lamborghini Countach Turbo	3,504	3,504
#02BZ1	2002 BMW Z8	3,000	3,000
#88BM1	1988 BMW E30 M3	2,000	2,000
#63CC1	1963 Chevrolet Corvette Split Window	1,999	1,999
#76PT1	1976 Porsche 911 Turbo Cabrera	1,999	1,999
#75RA1	1975 Renault Alpine A110 1300	2,649	2,649
#65AG1	1965 Alfa Romeo Giulia Sprint Speciale	3,700	3,700
#93FS1	1993 Ferrari 348TS Series Speciale	3,050	3,050
#90MM1	1990 Mazda Miata	1,799	1,799
#61JE1	1961 Jaguar E-Type	2,898	2,898
#88PT1	1988 Porsche 944 Turbo S	4,148	4,439
#65FM1	1965 Ford Mustang 2+2 Fastback	2,300	2,300
#94LD1	1994 Lamborghini Diablo SE30 Jota	4,550	4,550
#99SS1	1999 Shelby Series 1	3,064	3,064
#94FS1	1994 Ferrari 348 Spider	2,962	2,962
#61MG1	1961 Maserati 3500GT	4,197	4,197
#92CC1	1992 Chevrolet Corvette ZR1	2,412	2,412
#89FT1	1989 Ferrari Testarossa	1,714	1,714
#80PN1	1980 Porsche 928	3,662	3,662
#89FG2	1989 Ferrari 328 GTS	3,288	3,288
#88LL1	1988 Lamborghini LM002	5,489	5,789
Total Series Cash Balance		$101,031	$114,536
RSE Collection		8,890	-
Total Cash Balance		$109,921	$114,536

Note: Series #77LE1 Interests were issued under Rule 506(c) and as such Series #77LE1 has not been broken out as a separate Series in the financial statements but is included in the table above.

Note: Only includes Series for which an Offering has closed. RSE Collection cash balance represents loans or capital contributions to be used for future payment of operating expenses.

Financial Obligations of the Company

The Asset Manager together with the Company Asset Manager, entered into a $1.5 million line of credit LoC with Silicon Valley Bank on April 30, 2019, which allowed the Manager to make purchases of Underlying Assets using the LoC, with the Underlying Assets as collateral. On December 20, 2019, the Asset Manager and the Company, including an affiliate of the Asset Manager, entered into the DM with Upper90 with an initial borrowing capacity of $2.25 million. On May 15, 2020, the DM was expanded to a borrowing capacity of $3.25 million. The DM allows the Asset Manager to draw up to 100% of the value of the Underlying Assets for any Underlying Asset held on the books of the Company. Interest rate on any amounts outstanding under the DM accrues at a fixed per annum rate of 15%. The Company is also held jointly and severably liable for any amounts outstanding under this DM. The table below outlines the debt balance at June 30, 2020 vs. June 30, 2019, as well as the interest incurred by the manager during the six-month period ended June 30, 2020 and June 30, 2019:

Debt Outstanding Upper90 Demand Note
At 12/31/2019	$1,560,000
At 6/30/2020	$3,250,000

From time to time the Manager, affiliates of the Manager or third-parties may make non-interest-bearing payments or loans to the Company to acquire an Underlying Asset prior to the Closing of an Offering for the respective Series. In such cases, the respective Series would repay any such non-interest-bearing payments or loans plus accrued interest, as the case may be, used to acquire its respective Underlying Asset with proceeds generated from the Closing of the Offering for Interests of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series.

See the subsection of “Liquidity and Capital Resources” of “Note A” to the Company’s financial statements for additional information.

Plan of Operations

 Completed, Launched and Qualified, but not Launched Offerings

The Company has completed, launched and qualified, but not launched the following number of Offerings.

	# of Offerings Launched	# of Offerings Closed	# Qualified but not launched
2016 – 2018	20	17	16
Six-Months Ended 6/30/2019	13	14	5
Six-Months Ended 12/31/2019	9	11	23
Six-Months Ended 6/30/2020	0	0	23

Note: data represents number Offerings for Series Interests of each state of Offering process in the given period.

Asset Disposals

The Company has sold the following number of Underlying Assets:

# of Underlying Assets Sold
2016 – 2018	0
Six-Months Ended 6/30/2019	3
Six-Months Ended 12/31/2019	0
Six-Months Ended 6/30/2020	1

Planned Offerings and Other Operations

The Company plans to launch the Offerings with their status listed as upcoming in the Master Series Table above as well as additional Offerings in the remainder of 2020. The Company also plans to launch approximately 50 additional Offerings in the next twelve-month period, as of the date of this filing, including Offerings for increasingly higher value Underlying Assets.  The proceeds from any Offerings closed during the next twelve months will be used to acquire the Underlying Asset of each Series for which an Offering has closed. We believe that launching a larger number of Offerings in 2020 and beyond will help us from a number of perspectives:

1)Continue to grow the user base on the Platform by attracting more Investors into our ecosystem.

2)Enable the Company to reduce operating expenses for each Series, as we negotiate better contracts for storage, insurance and other operating expenses with a larger collection of Underlying Assets.

3)Attract a larger community of Asset Sellers with high quality Underlying Assets to the Platform who may view us as a more efficient method of transacting than the traditional auction or dealership processes.

In addition to more Offerings, we also intend to continue to develop Membership Experience Programs. The initial testing of such Membership Experience Programs commenced in early 2019, with the opening of the Manager’s showroom in New York and the launch of the Asset Manger’s online merchandise shopping experience, but no revenues directly attributable to the Company or any Series have been generated by such programs. The New York showroom has been closed since March 2020 due to COVID-19, but is expected to reopen in the fourth quarter 2020. We expect to develop additional Membership Experience Programs throughout the remainder of 2020 and beyond, including one additional showroom location in the next year, as of the date of this filing. We believe that expanding the Membership Experience Programs in 2020 and beyond will help us from a number of perspectives:

1)Serve as an additional avenue to attract users to the Platform and to engage the existing users and Investors.

2)Start to generate revenues for the Series from the Underlying Assets used in the Membership Experience Programs, which we anticipate will enable the Underlying Assets to generate revenues for the Series to cover, in whole or in part, the ongoing post-Closing operating expenses.

We do not anticipate generating enough revenues in fiscal year 2020 from Membership Experience Programs, or otherwise, to cover all the operating expenses for any of the existing Series, or any other Series of Interests for which Offerings are expected to close in fiscal year 2020.

COVID-19

The extent of the impact and effects of the recent outbreak of the coronavirus (COVID‐19) on the operation and financial performance of our business are unknown. However, the Company does not expect that the outbreak will have a material adverse effect on our business or financial results at this time.

ITEM 2. OTHER SIGNIFICANT INFORMATION

None.

ITEM 3.  FINANCIAL STATEMENTS

CONTENTS

PAGE

RSE COLLECTION, LLC AND VARIOUS SERIES:

Consolidated Balance Sheets as of June 30, 2020 (unaudited) and December 31, 2019 (audited)F-1

Consolidated Statements of Operations for the six months ended June 30, 2020 (unaudited) F-17 and 2019 (unaudited)

Consolidated Statements of Members’ Equity / (Deficit) for the six months ended F-31
June 30, 2020 (unaudited) and 2019 (unaudited)

Consolidated Statements of Cash Flows for the six months ended June 30, 2020 (unaudited) F-36 and 2019 (unaudited)

              Notes to Consolidated Financial Statements F-50

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2020 (unaudited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1
Assets
Current Assets
Cash and Cash Equivalents	$4,149	$-	$-	$2,214	$1,000
Pre-paid Insurance	31	53	39	123	34
Total Current Assets	4,180	53	39	2,337	1,034
Other Assets
Collectible Automobiles - Deposits	-	-	-	-	-
Collectible Automobiles - Owned	106,266	175,826	132,382	408,386	114,541
TOTAL ASSETS	$110,446	$175,879	$132,421	$410,723	$115,575

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-
Due to the Manager for Insurance	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-
Total Liabilities	-	-	-	-	-

Membership Contributions	111,236	163,883	133,508	422,131	116,742
Capital Contribution for Operating Expenses	9,624	11,748	10,943	11,629	7,868
Capital Contribution for loss at Offering close	-	12,344	-	3,357	444
Distribution to RSE Collection	(821)	(401)	(1,126)	(14,889)	(1,645)
Retained Earnings / (Accumulated Deficit)	(9,593)	(11,695)	(10,904)	(11,505)	(7,834)
Members' Equity	110,446	175,879	132,421	410,723	115,575
TOTAL LIABILITIES AND MEMBERS' EQUITY	$110,446	$175,879	$132,421	$410,723	$115,575

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2020 (unaudited)

	Series #89PS1	Series #90FM1	Series #83FB1	Series #98DV1
Assets
Current Assets
Cash and Cash Equivalents	$1,271	$485	$2,485	$2,500
Pre-paid Insurance	49	4	100	36
Total Current Assets	1,320	489	2,585	2,536
Other Assets
Collectible Automobiles - Deposits	-	-	-	-
Collectible Automobiles - Owned	160,000	14,786	332,806	122,544
TOTAL ASSETS	$161,320	$15,275	$335,391	$125,080

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-
Due to the Manager for Insurance	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-
Total Liabilities	-	-	-	-

Membership Contributions	161,521	15,446	335,691	125,757
Capital Contribution for Operating Expenses	6,910	6,730	9,126	6,948
Capital Contribution for loss at Offering close	-	-	-	-
Distribution to RSE Collection	(250)	(175)	(400)	(713)
Retained Earnings / (Accumulated Deficit)	(6,861)	(6,726)	(9,026)	(6,912)
Members' Equity	161,320	15,275	335,391	125,080
TOTAL LIABILITIES AND MEMBERS' EQUITY	$161,320	$15,275	$335,391	$125,080

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2020 (unaudited)

	Series #93XJ1	Series #02AX1	Series #99LE1	Series #91MV1	Series #92LD1
Assets
Current Assets
Cash and Cash Equivalents	$1,485	$1,985	$1,985	$984	$1,853
Pre-paid Insurance	140	30	19	10	45
Total Current Assets	1,625	2,015	2,004	994	1,898
Other Assets
Collectible Automobiles - Deposits	-	-	-	-	-
Collectible Automobiles - Owned	488,586	101,786	64,271	35,437	157,902
TOTAL ASSETS	$490,211	$103,801	$66,275	$36,431	$159,800

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-
Due to the Manager for Insurance	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-
Total Liabilities	-	-	-	-	-

Membership Contributions	487,801	104,452	66,699	36,621	160,430
Capital Contribution for Operating Expenses	4,753	5,938	6,049	5,855	6,325
Capital Contribution for loss at Offering close	7,373	-	-	-	-
Distribution to RSE Collection	(5,103)	(681)	(443)	(200)	-
Retained Earnings / (Accumulated Deficit)	(4,613)	(5,908)	(6,030)	(5,845)	(6,955)
Members' Equity	490,211	103,801	66,275	36,431	159,800
TOTAL LIABILITIES AND MEMBERS' EQUITY	$490,211	$103,801	$66,275	$36,431	$159,800

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2020 (unaudited)

	Series #94DV1	Series #72MC1	Series #06FG1	Series #11BM1
Assets
Current Assets
Cash and Cash Equivalents	$1,984	$4,989	$2,500	$2,000
Pre-paid Insurance	16	35	94	24
Total Current Assets	2,000	5,024	2,594	2,024
Other Assets
Collectible Automobiles - Deposits	-	-	-	-
Collectible Automobiles - Owned	52,787	115,562	309,286	79,786
TOTAL ASSETS	$54,787	$120,586	$311,880	$81,810

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-
Due to the Manager for Insurance	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-
Total Liabilities	-	-	-	-

Membership Contributions	54,771	120,551	312,086	82,286
Capital Contribution for Operating Expenses	5,943	5,968	6,957	5,181
Capital Contribution for loss at Offering close	-	-	-	-
Distribution to RSE Collection	-	-	(300)	(500)
Retained Earnings / (Accumulated Deficit)	(5,927)	(5,933)	(6,863)	(5,157)
Members' Equity	54,787	120,586	311,880	81,810
TOTAL LIABILITIES AND MEMBERS' EQUITY	$54,787	$120,586	$311,880	$81,810

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2020 (unaudited)

	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1	Series #76PT1
Assets
Current Assets
Cash and Cash Equivalents	$3,504	$3,000	$2,000	$1,999	$1,999
Pre-paid Insurance	185	56	41	36	54
Total Current Assets	3,689	3,056	2,041	2,035	2,053
Other Assets
Collectible Automobiles - Deposits	-	-	-	-	-
Collectible Automobiles - Owned	612,439	186,301	136,465	120,286	182,802
TOTAL ASSETS	$616,128	$189,357	$138,506	$122,321	$184,855

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-
Due to the Manager for Insurance	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-
Total Liabilities	-	-	-	-	-

Membership Contributions	616,716	189,601	138,765	122,586	185,301
Capital Contribution for Operating Expenses	6,732	6,510	5,535	5,342	5,449
Capital Contribution for loss at Offering close	-	-	-	-	-
Distribution to RSE Collection	(774)	(300)	(300)	(300)	(500)
Retained Earnings / (Accumulated Deficit)	(6,546)	(6,454)	(5,494)	(5,307)	(5,395)
Members' Equity	616,128	189,357	138,506	122,321	184,855
TOTAL LIABILITIES AND MEMBERS' EQUITY	$616,128	$189,357	$138,506	$122,321	$184,855

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2020 (unaudited)

	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1
Assets
Current Assets
Cash and Cash Equivalents	$2,649	$3,700	$3,050	$1,799	$2,898
Pre-paid Insurance	23	52	40	7	71
Total Current Assets	2,672	3,752	3,090	1,806	2,969
Other Assets
Collectible Automobiles - Deposits	-	-	-	-	-
Collectible Automobiles - Owned	75,903	170,286	131,136	23,187	235,388
TOTAL ASSETS	$78,575	$174,038	$134,226	$24,993	$238,357

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-
Due to the Manager for Insurance	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-
Total Liabilities	-	-	-	-	-

Membership Contributions	79,052	173,986	134,186	24,986	238,636
Capital Contribution for Operating Expenses	5,034	5,152	3,249	2,572	4,937
Capital Contribution for loss at Offering close	-	-	-	-	-
Distribution to RSE Collection	(500)	-	-	-	(350)
Retained Earnings / (Accumulated Deficit)	(5,011)	(5,100)	(3,209)	(2,565)	(4,866)
Members' Equity	78,575	174,038	134,226	24,993	238,357
TOTAL LIABILITIES AND MEMBERS' EQUITY	$78,575	$174,038	$134,226	$24,993	$238,357

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2020 (unaudited)

	Series #65FM1	Series #88PT1	Series #94LD1	Series #99SS1	Series #94FS1
Assets
Current Assets
Cash and Cash Equivalents	$2,300	$4,148	$4,550	$3,064	$2,962
Pre-paid Insurance	23	19	174	38	41
Total Current Assets	2,323	4,166	4,724	3,102	3,003
Other Assets
Collectible Automobiles - Deposits	-	-	-	-	-
Collectible Automobiles - Owned	75,997	63,071	572,236	129,227	138,482
TOTAL ASSETS	$78,320	$67,237	$576,960	$132,329	$141,485

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-
Due to the Manager for Insurance	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-
Total Liabilities	-	-	-	-	-

Membership Contributions	79,297	65,005	577,286	133,279	141,794
Capital Contribution for Operating Expenses	4,313	2,918	4,998	3,309	2,581
Capital Contribution for loss at Offering close	-	2,213.55	-	-	-
Distribution to RSE Collection	(1,000)	-	(500)	(988)	(350)
Retained Earnings / (Accumulated Deficit)	(4,290)	(2,899)	(4,824)	(3,271)	(2,540)
Members' Equity	78,320	67,237	576,960	132,329	141,485
TOTAL LIABILITIES AND MEMBERS' EQUITY	$78,320	$67,237	$576,960	$132,329	$141,485

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2020 (unaudited)

	Series #61MG1	Series #92CC1	Series #89FT1	Series #80PN1	Series #89FG2	Series #88LL1	Consolidated
Assets
Current Assets
Cash and Cash Equivalents	$4,197	$2,412	$1,714	$3,662	$3,288	$5,489	$109,921
Pre-paid Insurance	99	14	53	14	36	83	2,235
Total Current Assets	4,296	2,426	1,767	3,676	3,324	5,572	112,156
Other Assets
Collectible Automobiles - Deposits	-	-	-	-	-	-	616,000
Collectible Automobiles - Owned	325,590	46,188	175,136	47,388	119,562	277,811	7,212,128
TOTAL ASSETS	$329,886	$48,614	$176,903	$51,064	$122,886	$283,383	$7,940,284

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-	-	-
Due to the Manager for Insurance	-	-	-	-	-	-	376
Due to the Manager or its Affiliates	-	-	-	-	-	-	943,300
Total Liabilities	-	-	-	-	-	-	943,676

Membership Contributions	330,287	48,600	176,850	47,020	123,550	283,775	6,995,378
Capital Contribution for Operating Expenses	3,688	2,211	3,692	2,057	2,151	3,311	451,629
Capital Contribution for loss at Offering close	-	-	400	4,030	-	-	44,273
Distribution to RSE Collection	(500)	-	(400)	-	(700)	(475)	-
Retained Earnings / (Accumulated Deficit)	(3,589)	(2,197)	(3,639)	(2,043)	(2,115)	(3,228)	(494,672)
Members' Equity	329,886	48,614	176,903	51,064	122,886	283,383	6,996,608
TOTAL LIABILITIES AND MEMBERS' EQUITY	$329,886	$48,614	$176,903	$51,064	$122,886	$283,383	$7,940,284

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2019

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1
Assets
Current Assets
Cash and Cash Equivalents	$4,149	$-	$-	$2,214	$1,000
Pre-paid Insurance	104	130	120	384	95
Total Current Assets	4,253	130	120	2,598	1,095
Other Assets
Collectible Automobiles - Deposits	-	-	-	-	-
Collectible Automobiles - Owned	106,266	175,826	132,382	408,386	114,541
TOTAL ASSETS	$110,519	$175,956	$132,502	$410,984	$115,636

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$479	$479	$479	$479	$479
Income Taxes Payable	-	-	-	-	-
Due to the Manager for Insurance	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-
Total Liabilities	479	479	479	479	479

Membership Contributions	111,236	163,883	133,508	422,131	116,742
Capital Contribution for Operating Expenses	7,569	9,630	8,861	9,346	5,805
Capital Contribution for loss at Offering close	-	12,344	-	3,357	444
Distribution to RSE Collection	(821)	(401)	(1,126)	(14,889)	(1,645)
Retained Earnings / (Accumulated Deficit)	(7,944)	(9,979)	(9,220)	(9,440)	(6,189)
Members' Equity	110,040	175,477	132,023	410,505	115,157
TOTAL LIABILITIES AND MEMBERS' EQUITY	$110,519	$175,956	$132,502	$410,984	$115,636

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2019

	Series #89PS1	Series #90FM1	Series #83FB1	Series #98DV1	Series #06FS1
Assets
Current Assets
Cash and Cash Equivalents	$1,271	$485	$2,485	$2,500	$9,152
Pre-paid Insurance	131	16	272	101	-
Total Current Assets	1,402	501	2,757	2,601	9,152
Other Assets
Collectible Automobiles - Deposits	-	-	-	-	-
Collectible Automobiles - Owned	160,000	14,786	332,806	122,544	-
TOTAL ASSETS	$161,402	$15,287	$335,563	$125,145	$9,152

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$304	$304	$479	$479	$-
Income Taxes Payable	-	-	-	-	6,746
Due to the Manager for Insurance	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	2,406
Total Liabilities	304	304	479	479	9,152

Membership Contributions	161,521	15,446	335,691	125,757	-
Capital Contribution for Operating Expenses	4,975	4,920	6,888	4,878	-
Capital Contribution for loss at Offering close	-	-	-	-	-
Distribution to RSE Collection	(250)	(175)	(400)	(713)	-
Retained Earnings / (Accumulated Deficit)	(5,148)	(5,208)	(7,095)	(5,256)	-
Members' Equity	161,098	14,983	335,084	124,666	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$161,402	$15,287	$335,563	$125,145	$9,152

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2019

	Series #93XJ1	Series #02AX1	Series #99LE1	Series #91MV1	Series #92LD1
Assets
Current Assets
Cash and Cash Equivalents	$1,485	$1,985	$1,985	$984	$1,853
Pre-paid Insurance	499	84	50	26	117
Total Current Assets	1,984	2,069	2,035	1,011	1,970
Other Assets
Collectible Automobiles - Deposits	-	-	-	-	-
Collectible Automobiles - Owned	488,586	101,786	64,271	35,437	157,902
TOTAL ASSETS	$490,570	$103,855	$66,306	$36,448	$159,872

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$-	$479	$479	$479	$304
Income Taxes Payable	-	-	-	-	-
Due to the Manager for Insurance	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-
Total Liabilities	-	479	479	479	304

Membership Contributions	487,801	104,452	66,699	36,621	160,430
Capital Contribution for Operating Expenses	3,942	3,884	4,020	3,851	4,398
Capital Contribution for loss at Offering close	7,373	-	-	-	-
Distribution to RSE Collection	(5,103)	(681)	(443)	(200)	-
Retained Earnings / (Accumulated Deficit)	(3,443)	(4,279)	(4,449)	(4,303)	(5,260)
Members' Equity	490,570	103,376	65,827	35,969	159,568
TOTAL LIABILITIES AND MEMBERS' EQUITY	$490,570	$103,855	$66,306	$36,448	$159,872

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2019

	Series #94DV1	Series #00FM1	Series #72MC1	Series #06FG1	Series #11BM1
Assets
Current Assets
Cash and Cash Equivalents	$1,984	$3,760	$4,989	$2,500	$2,000
Pre-paid Insurance	20	-	-	112	-
Total Current Assets	2,004	3,760	4,989	2,612	2,000
Other Assets
Collectible Automobiles - Deposits	-	-	-	-	-
Collectible Automobiles - Owned	52,787	-	115,562	309,286	79,786
TOTAL ASSETS	$54,791	$3,760	$120,551	$311,898	$81,786

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$304	$-	$304	$304	$304
Income Taxes Payable	-	2,711	-	-	-
Due to the Manager for Insurance	-	-	3	-	-
Due to the Manager or its Affiliates	-	1,049	-	-	-
Total Liabilities	304	3,760	307	304	304

Membership Contributions	54,771	-	120,551	312,086	82,286
Capital Contribution for Operating Expenses	4,076	-	3,977	4,772	3,253
Capital Contribution for loss at Offering close	-	-	-	-	-
Distribution to RSE Collection	-	-	-	(300)	(500)
Retained Earnings / (Accumulated Deficit)	(4,360)	-	(4,284)	(4,964)	(3,557)
Members' Equity	54,487	-	120,244	311,594	81,482
TOTAL LIABILITIES AND MEMBERS' EQUITY	$54,791	$3,760	$120,551	$311,898	$81,786

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2019

	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1	Series #76PT1
Assets
Current Assets
Cash and Cash Equivalents	$3,504	$3,000	$2,000	$1,999	$1,999
Pre-paid Insurance	495	141	103	90	11
Total Current Assets	3,999	3,141	2,103	2,089	2,010
Other Assets
Collectible Automobiles - Deposits	-	-	-	-	-
Collectible Automobiles - Owned	612,439	186,301	136,465	120,286	182,802
TOTAL ASSETS	$616,438	$189,442	$138,568	$122,375	$184,812

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$304	$304	$304	$304	$304
Income Taxes Payable	-	-	-	-	-
Due to the Manager for Insurance	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-
Total Liabilities	304	304	304	304	304

Membership Contributions	616,716	189,601	138,765	122,586	185,301
Capital Contribution for Operating Expenses	4,409	4,551	3,620	3,442	3,376
Capital Contribution for loss at Offering close	-	-	-	-	-
Distribution to RSE Collection	(774)	(300)	(300)	(300)	(500)
Retained Earnings / (Accumulated Deficit)	(4,217)	(4,714)	(3,821)	(3,657)	(3,669)
Members' Equity	616,134	189,138	138,264	122,071	184,508
TOTAL LIABILITIES AND MEMBERS' EQUITY	$616,438	$189,442	$138,568	$122,375	$184,812

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2019

	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1
Assets
Current Assets
Cash and Cash Equivalents	$2,649	$3,700	$3,050	$1,799	$2,898
Pre-paid Insurance	-	11	-	-	-
Total Current Assets	2,649	3,711	3,050	1,799	2,898
Other Assets
Collectible Automobiles - Deposits	-	-	-	-	-
Collectible Automobiles - Owned	75,903	170,286	131,136	23,187	235,388
TOTAL ASSETS	$78,552	$173,997	$134,186	$24,986	$238,286

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$304	$479	$304	$304	$304
Income Taxes Payable	-	-	-	-	-
Due to the Manager for Insurance	23	-	16	7	7
Due to the Manager or its Affiliates	-	-	-	-	-
Total Liabilities	327	479	320	311	311

Membership Contributions	79,052	173,986	134,186	24,986	238,636
Capital Contribution for Operating Expenses	3,086	2,917	1,210	872	2,737
Capital Contribution for loss at Offering close	-	-	-	-	-
Distribution to RSE Collection	(500)	-	-	-	(350)
Retained Earnings / (Accumulated Deficit)	(3,413)	(3,385)	(1,530)	(1,183)	(3,048)
Members' Equity	78,225	173,518	133,866	24,675	237,975
TOTAL LIABILITIES AND MEMBERS' EQUITY	$78,552	$173,997	$134,186	$24,986	$238,286

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2019

	Series #65FM1	Series #88PT1	Series #94LD1	Series #99SS1	Series #94FS1
Assets
Current Assets
Cash and Cash Equivalents	$2,300	$4,439	$4,550	$3,064	$2,962
Pre-paid Insurance	10	-	201	17	38
Total Current Assets	2,310	4,439	4,751	3,081	3,000
Other Assets
Collectible Automobiles - Deposits	-	-	-	-	-
Collectible Automobiles - Owned	75,997	62,780	572,236	129,227	138,482
TOTAL ASSETS	$78,307	$67,219	$576,987	$132,308	$141,482

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$304	$304	$479	$479	$304
Income Taxes Payable	-	-	-	-	-
Due to the Manager for Insurance	-	19	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-
Total Liabilities	304	323	479	479	304

Membership Contributions	79,297	65,005	577,286	133,279	141,794
Capital Contribution for Operating Expenses	2,403	999	2,319	1,150	604
Capital Contribution for loss at Offering close	-	2,214	-	-	-
Distribution to RSE Collection	(1,000)	-	(500)	(988)	(350)
Retained Earnings / (Accumulated Deficit)	(2,697)	(1,322)	(2,597)	(1,612)	(870)
Members' Equity	78,003	66,896	576,508	131,829	141,178
TOTAL LIABILITIES AND MEMBERS' EQUITY	$78,307	$67,219	$576,987	$132,308	$141,482

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2019

	Series #61MG1	Series #92CC1	Series #89FT1	Series #80PN1	Series #89FG2	Series #88LL1	Consolidated
Assets
Current Assets
Cash and Cash Equivalents	$4,197	$2,412	$1,714	$3,662	$3,288	$5,789	$114,536
Pre-paid Insurance	-	12	-	-	7	77	3,982
Total Current Assets	4,197	2,424	1,714	3,662	3,295	5,866	118,518
Other Assets
Collectible Automobiles - Deposits	-	-	-	-	-	-	616,000
Collectible Automobiles - Owned	325,590	46,188	175,136	47,388	119,562	277,511	7,546,553
TOTAL ASSETS	$329,787	$48,612	$176,850	$51,050	$122,857	$283,377	$8,281,071

LIABILITIES AND MEMBERS' EQUITY
Liabilities
Current Liabilities
Accounts Payable	$304	$304	$417	$273	$232	$106	$16,752
Income Taxes Payable	-	-	-	-	-	-	9,457
Due to the Manager for Insurance	84	-	76	2	-	-	406
Due to the Manager or its Affiliates	-	-	-	-	-	-	1,280,433
Total Liabilities	388	304	493	275	232	106	1,307,048

Membership Contributions	330,287	48,600	176,850	47,020	123,550	283,775	6,995,378
Capital Contribution for Operating Expenses	1,288	351	1,429	212	236	1,349	250,769
Capital Contribution for loss at Offering close	-	-	400	4,030	-	-	44,272
Distribution to RSE Collection	(500)	-	(400)	-	(700)	(475)	-
Retained Earnings / (Accumulated Deficit)	(1,676)	(643)	(1,922)	(487)	(461)	(1,378)	(316,397)
Members' Equity	329,399	48,308	176,357	50,775	122,625	283,271	6,974,022
TOTAL LIABILITIES AND MEMBERS' EQUITY	$329,787	$48,612	$176,850	$51,050	$122,857	$283,377	$8,281,071

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1
Operating Expenses
Storage	$896	$896	$896	$896	$896
Transportation	-	-	-	-	-
Insurance	153	220	188	569	149
Professional Fees	600	600	600	600	600
Marketing Expense	-	-	-	-	-
Total Operating Expenses	1,649	1,716	1,684	2,065	1,645
Operating Loss	(1,649)	(1,716)	(1,684)	(2,065)	(1,645)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Other Income
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Loss on Impairment	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,649)	(1,716)	(1,684)	(2,065)	(1,645)
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(1,649)	$(1,716)	$(1,684)	$(2,065)	$(1,645)

Basic and Diluted (Loss) per Membership Interest	($0.82)	($0.86)	($0.84)	($1.03)	($0.82)
Weighted Average Membership Interest	2,000	2,000	2,000	2,000	2,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #89PS1	Series #90FM1	Series #83FB1	Series #98DV1
Operating Expenses
Storage	$896	$896	$896	$896
Transportation	-	-	-	-
Insurance	217	22	435	160
Professional Fees	600	600	600	600
Marketing Expense	-	-	-	-
Total Operating Expenses	1,713	1,518	1,931	1,656
Operating Loss	(1,713)	(1,518)	(1,931)	(1,656)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-
Other Income
Gain on Sale	-	-	-	-
Loss on Sale	-	-	-	-
Loss on Impairment	-	-	-	-
Income / (Loss) Before Income Taxes	(1,713)	(1,518)	(1,931)	(1,656)
Provision for Income Taxes	-	-	-	-
Net Income / (Loss)	$(1,713)	$(1,518)	$(1,931)	$(1,656)

Basic and Diluted (Loss) per Membership Interest	($0.86)	($0.76)	($0.39)	($0.83)
Weighted Average Membership Interest	2,000	2,000	5,000	2,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #93XJ1	Series #02AX1	Series #99LE1	Series #91MV1	Series #92LD1
Operating Expenses
Storage	$-	$896	$896	$896	$896
Transportation	-	-	-	-	-
Insurance	571	133	84	46	199
Professional Fees	600	600	600	600	600
Marketing Expense	-	-	-	-	-
Total Operating Expenses	1,171	1,629	1,580	1,542	1,695
Operating Loss	(1,171)	(1,629)	(1,580)	(1,542)	(1,695)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Other Income
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Loss on Impairment	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,171)	(1,629)	(1,580)	(1,542)	(1,695)
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(1,171)	$(1,629)	$(1,580)	$(1,542)	$(1,695)

Basic and Diluted (Loss) per Membership Interest	($0.23)	($0.81)	($0.79)	($0.77)	($0.57)
Weighted Average Membership Interest	5,000	2,000	2,000	2,000	3,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #94DV1	Series #72MC1	Series #06FG1	Series #11BM1
Operating Expenses
Storage	$896	$896	$896	$896
Transportation	-	-	-	-
Insurance	71	153	403	104
Professional Fees	600	600	600	600
Marketing Expense	-	-	-	-
Total Operating Expenses	1,567	1,649	1,899	1,600
Operating Loss	(1,567)	(1,649)	(1,899)	(1,600)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-
Other Income
Gain on Sale	-	-	-	-
Loss on Sale	-	-	-	-
Loss on Impairment	-	-	-	-
Income / (Loss) Before Income Taxes	(1,567)	(1,649)	(1,899)	(1,600)
Provision for Income Taxes	-	-	-	-
Net Income / (Loss)	$(1,567)	$(1,649)	$(1,899)	$(1,600)

Basic and Diluted (Loss) per Membership Interest	($0.78)	($0.82)	($0.38)	($0.80)
Weighted Average Membership Interest	2,000	2,000	5,000	2,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1	Series #76PT1
Operating Expenses
Storage	$896	$897	$896	$896	$896
Transportation	-	-	-	-	-
Insurance	832	243	177	154	230
Professional Fees	600	600	600	600	600
Marketing Expense	-	-	-	-	-
Total Operating Expenses	2,328	1,740	1,673	1,650	1,726
Operating Loss	(2,328)	(1,740)	(1,673)	(1,650)	(1,726)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Other Income
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Loss on Impairment	-	-	-	-	-
Income / (Loss) Before Income Taxes	(2,328)	(1,740)	(1,673)	(1,650)	(1,726)
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(2,328)	$(1,740)	$(1,673)	$(1,650)	$(1,726)

Basic and Diluted (Loss) per Membership Interest	($0.47)	($0.58)	($0.56)	($0.83)	($0.58)
Weighted Average Membership Interest	5,000	3,000	3,000	2,000	3,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1
Operating Expenses
Storage	$896	$897	$896	$754	$896
Transportation	-	-	-	-	-
Insurance	102	218	183	29	322
Professional Fees	600	600	600	600	600
Marketing Expense	-	-	-	-	-
Total Operating Expenses	1,598	1,715	1,679	1,383	1,818
Operating Loss	(1,598)	(1,715)	(1,679)	(1,383)	(1,818)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Other Income
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Loss on Impairment	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,598)	(1,715)	(1,679)	(1,383)	(1,818)
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(1,598)	$(1,715)	$(1,679)	$(1,383)	$(1,818)

Basic and Diluted (Loss) per Membership Interest	($0.53)	($0.86)	($0.84)	($0.28)	($0.61)
Weighted Average Membership Interest	3,000	2,000	2,000	5,000	3,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #65FM1	Series #88PT1	Series #94LD1	Series #99SS1	Series #94FS1
Operating Expenses
Storage	$897	$896	$896	$896	$896
Transportation	-	-	-	-	-
Insurance	96	82	732	163	174
Professional Fees	600	600	600	600	600
Marketing Expense	-	-	-	-	-
Total Operating Expenses	1,593	1,578	2,228	1,659	1,670
Operating Loss	(1,593)	(1,578)	(2,228)	(1,659)	(1,670)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Other Income
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Loss on Impairment	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,593)	(1,578)	(2,228)	(1,659)	(1,670)
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(1,593)	$(1,578)	$(2,228)	$(1,659)	$(1,670)

Basic and Diluted (Loss) per Membership Interest	($0.80)	($0.72)	($0.45)	($1.66)	($0.84)
Weighted Average Membership Interest	2,000	2,200	5,000	1,000	2,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #61MG1	Series #92CC1	Series #89FT1	Series #80PN1	Series #89FG2	Series #88LL1	Consolidated
Operating Expenses
Storage	$897	$896	$896	$896	$897	$896	$37,350
Transportation	-	-	-	-	-	-	1,100
Insurance	417	58	222	60	157	353	12,469
Professional Fees	600	600	600	600	600	600	24,000
Marketing Expense	-	-	-	-	-	-	500
Total Operating Expenses	1,914	1,554	1,718	1,556	1,654	1,849	75,419
Operating Loss	(1,914)	(1,554)	(1,718)	(1,556)	(1,654)	(1,849)	(75,419)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-	-	90
Other Income
Gain on Sale	-	-	-	-	-	-	-
Loss on Sale	-	-	-	-	-	-	27,766
Loss on Impairment	-	-	-	-	-	-	75,000
Income / (Loss) Before Income Taxes	(1,914)	(1,554)	(1,718)	(1,556)	(1,654)	(1,849)	(103,275)
Provision for Income Taxes	-	-	-	-	-	-	-
Net Income / (Loss)	$(1,914)	$(1,554)	$(1,718)	$(1,556)	$(1,654)	$(1,849)	$(103,275)

Basic and Diluted (Loss) per Membership Interest	($0.38)	($0.78)	($0.43)	($0.31)	($0.97)	($0.92)
Weighted Average Membership Interest	5,000	2,000	4,000	5,000	1,700	2,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

See accompanying notes, which are an integral part of these financial statements.

F-25

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2019 (unaudited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1
Operating Expenses
Storage	$1,200	$1,200	$1,200	$1,200	$1,200
Transportation	-	-	-	-	-
Insurance	229	300	253	857	212
Maintenance	-	-	-	-	-
Professional Fees	600	600	600	600	600
Marketing Expense	-	-	-	-	-
Total Operating Expenses	2,029	2,100	2,053	2,657	2,012
Operating Loss	(2,029)	(2,100)	(2,053)	(2,657)	(2,012)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Purchase Option Expense	-	-	-	-	-
Other Income
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Income / (Loss) Before Income Taxes	(2,029)	(2,100)	(2,053)	(2,657)	(2,012)
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(2,029)	$(2,100)	$(2,053)	$(2,657)	$(2,012)

Basic and Diluted (Loss) per Membership Interest	($1.01)	($1.05)	($1.03)	($1.33)	($1.01)
Weighted Average Membership Interests	2,000	2,000	2,000	2,000	2,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2019 (unaudited)

	Series #89PS1	Series #90FM1	Series #83FB1	Series #98DV1	Series #06FS1
Operating Expenses
Storage	$-	$1,275	$1,200	$1,200	$600
Transportation	-	-	-	-	-
Insurance	312	36	617	230	247
Maintenance	-	-	-	-	-
Professional Fees	600	600	600	600	419
Marketing Expense	-	-	-	-	-
Total Operating Expenses	912	1,911	2,417	2,030	1,266
Operating Loss	(912)	(1,911)	(2,417)	(2,030)	(1,266)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Purchase Option Expense	-	-	-	-	-
Other Income
Gain on Sale	-	-	-	-	(34,714)
Loss on Sale	-	-	-	-	-
Income / (Loss) Before Income Taxes	(912)	(1,911)	(2,417)	(2,030)	33,448
Provision for Income Taxes	-	-	-	-	9,152
Net Income / (Loss)	$(912)	$(1,911)	$(2,417)	$(2,030)	$24,296

Basic and Diluted (Loss) per Membership Interest	($0.46)	($0.96)	($0.48)	($1.01)	$4.86
Weighted Average Membership Interests	2,000	2,000	5,000	2,000	5,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2019 (unaudited)

	Series #93XJ1	Series #02AX1	Series #99LE1	Series #91MV1	Series #92LD1
Operating Expenses
Storage	$-	$1,200	$1,200	$1,200	$1,275
Transportation	-	-	-	-	-
Insurance	872	191	123	68	291
Maintenance	-	-	-	-	-
Professional Fees	600	600	600	600	600
Marketing Expense	-	-	-	-	675
Total Operating Expenses	1,472	1,991	1,923	1,868	2,841
Operating Loss	(1,472)	(1,991)	(1,923)	(1,868)	(2,841)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Purchase Option Expense	-	-	-	-	-
Other Income
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,472)	(1,991)	(1,923)	(1,868)	(2,841)
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(1,472)	$(1,991)	$(1,923)	$(1,868)	$(2,841)

Basic and Diluted (Loss) per Membership Interest	($0.29)	($1.00)	($0.96)	($0.93)	($0.95)
Weighted Average Membership Interests	5,000	2,000	2,000	2,000	3,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2019 (unaudited)

	Series #94DV1	Series #00FM1	Series #72MC1	Series #06FG1	Series #11BM1
Operating Expenses
Storage	$1,275	$645	$1,173	$900	$675
Transportation	-	-	-	-	-
Insurance	102	77	207	687	137
Maintenance	-	-	-	-	-
Professional Fees	600	335	584	571	516
Marketing Expense	-	-	-	-	-
Total Operating Expenses	1,977	1,057	1,964	2,158	1,328
Operating Loss	(1,977)	(1,057)	(1,964)	(2,158)	(1,328)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Purchase Option Expense	-	-	-	-	-
Other Income
Gain on Sale	-	(14,438)	-	-	-
Loss on Sale	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,977)	13,381	(1,964)	(2,158)	(1,328)
Provision for Income Taxes	-	3,760	-	-	-
Net Income / (Loss)	$(1,977)	$9,621	$(1,964)	$(2,158)	$(1,328)

Basic and Diluted (Loss) per Membership Interest	($0.99)	$4.81	($0.98)	($0.43)	($0.66)
Weighted Average Membership Interests	2,000	2,000	2,000	5,000	2,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2019 (unaudited)

	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1	Series #76PT1
Operating Expenses
Storage	$-	$1,037	$900	$769	$740
Transportation	350	-	-	-	-
Insurance	834	262	169	121	173
Maintenance	-	-	-	-	-
Professional Fees	461	460	400	342	330
Marketing Expense	-	-	-	-	-
Total Operating Expenses	1,645	1,759	1,469	1,232	1,243
Operating Loss	(1,645)	(1,759)	(1,469)	(1,232)	(1,243)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Purchase Option Expense	-	-	-	-	-
Other Income
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,645)	(1,759)	(1,469)	(1,232)	(1,243)
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(1,645)	$(1,759)	$(1,469)	$(1,232)	$(1,243)

Basic and Diluted (Loss) per Membership Interest	($0.33)	($0.59)	($0.49)	($0.62)	($0.41)
Weighted Average Membership Interests	5,000	3,000	3,000	2,000	3,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2019 (unaudited)

	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1	Consolidated
Operating Expenses
Storage	$599	$493	$173	$-	$198	$33,336
Transportation	-	-	-	-	-	3,162
Insurance	73	140	103	20	170	11,728
Maintenance	-	-	-	-	-	-
Professional Fees	287	247	226	214	213	15,206
Marketing Expense	-	-	-	-	-	8,268
Total Operating Expenses	959	880	502	234	581	71,700
Operating Loss	(959)	(880)	(502)	(234)	(581)	(71,700)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-	175
Purchase Option Expense	-	-	-	-	-	-
Other Income
Gain on Sale	-	-	-	-	-	(49,152)
Loss on Sale	-	-	-	-	-	27,150
Income / (Loss) Before Income Taxes	(959)	(880)	(502)	(234)	(581)	(49,873)
Provision for Income Taxes	-	-	-	-	-	12,912
Net Income / (Loss)	$(959)	$(880)	$(502)	$(234)	$(581)	$(62,785)

Basic and Diluted (Loss) per Membership Interest	($0.32)	($0.44)	($0.25)	($0.05)	($0.19)
Weighted Average Membership Interests	3,000	2,000	2,000	5,000	3,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2020 (unaudited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1
Balance January 1, 2020	$110,040	$175,477	$132,023	$410,506	$115,157
Membership Contributions and (Distributions)	-	-	-	-	-
Capital Contribution	2,055	2,117	2,082	2,282	2,063
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income (Loss)	(1,649)	(1,716)	(1,684)	(2,065)	(1,645)
Balance June 30, 2020	$110,446	$175,878	$132,421	$410,723	$115,575

	Series #89PS1	Series #90FM1	Series #83FB1	Series #98DV1
Balance January 1, 2020	$161,098	$14,982	$335,084	$124,667
Membership Contributions and (Distributions)	-	-	-	-
Capital Contribution	1,935	1,811	2,238	2,070
Distribution to RSE Collection	-	-	-	-
Distribution to Series	-	-	-	-
Net Income (Loss)	(1,713)	(1,518)	(1,931)	(1,656)
Balance June 30, 2020	$161,320	$15,275	$335,391	$125,081

	Series #93XJ1	Series #02AX1	Series #99LE1	Series #91MV1	Series #92LD1
Balance January 1, 2020	$490,570	$103,376	$65,827	$35,968	$159,569
Membership Contributions and (Distributions)	-	-	-	-	-
Capital Contribution	812	2,054	2,028	2,005	1,926
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income (Loss)	(1,171)	(1,629)	(1,580)	(1,542)	(1,695)
Balance June 30, 2020	$490,211	$103,801	$66,275	$36,431	$159,800

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2020 (unaudited)

	Series #94DV1	Series #72MC1	Series #06FG1	Series #11BM1
Balance January 1, 2020	$54,487	$120,244	$311,594	$81,482
Membership Contributions and (Distributions)	-	-	-	-
Capital Contribution	1,867	1,991	2,185	1,928
Distribution to RSE Collection	-	-	-	-
Distribution to Series	-	-	-	-
Net Income (Loss)	(1,567)	(1,649)	(1,899)	(1,600)
Balance June 30, 2020	$54,787	$120,586	$311,880	$81,810

	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1	Series #76PT1
Balance January 1, 2020	$616,134	$189,138	$138,264	$122,070	$184,508
Membership Contributions and (Distributions)	-	-	-	-	-
Capital Contribution	2,322	1,959	1,915	1,901	2,073
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income (Loss)	(2,328)	(1,740)	(1,673)	(1,650)	(1,726)
Balance June 30, 2020	$616,128	$189,357	$138,506	$122,321	$184,855

	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1
Balance January 1, 2020	$78,226	$173,519	$133,866	$24,676	$237,975
Membership Contributions and (Distributions)	-	-	-	-	-
Capital Contribution	1,947	2,234	2,039	1,700	2,200
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income (Loss)	(1,598)	(1,715)	(1,679)	(1,383)	(1,818)
Balance June 30, 2020	$78,575	$174,038	$134,226	$24,993	$238,357

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2020 (unaudited)

	Series #65FM1	Series #88PT1	Series #94LD1	Series #99SS1	Series #94FS1
Balance January 1, 2020	$78,003	$66,896	$576,509	$131,829	$141,178
Membership Contributions and (Distributions)	-	-	-	-	-
Capital Contribution	1,910	1,919	2,679	2,159	1,977
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income (Loss)	(1,593)	(1,578)	(2,228)	(1,659)	(1,670)
Balance June 30, 2020	$78,320	$67,237	$576,960	$132,329	$141,485

	Series #61MG1	Series #92CC1	Series #89FT1	Series #80PN1	Series #89FG2	Series #88LL1	Consolidated
Balance January 1, 2020	$329,400	$48,308	$176,358	$50,775	$122,625	$283,271	$6,974,023
Membership Contributions and (Distributions)	-	-	-	-	-	-	-
Capital Contribution	2,400	1,860	2,263	1,845	1,915	1,962	200,860
Distribution to RSE Collection	-	-	-	-	-	-	-
Distribution to Series	-	-	-	-	-	-	-
Net Income (Loss)	(1,914)	(1,554)	(1,718)	(1,556)	(1,654)	(1,849)	(178,275)
Balance June 30, 2020	$329,886	$48,614	$176,903	$51,064	$122,886	$283,384	$6,996,608

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2019 (unaudited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1
Balance January 1, 2019	$110,386	$175,827	$132,467	$410,885	$115,615
Membership Contributions and (Distributions)	-	-	-	-	-
Capital Contribution	2,131	2,198	2,050	2,651	2,010
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income (Loss)	(2,029)	(2,100)	(2,053)	(2,657)	(2,012)
Balance June 30, 2019	$110,488	$175,925	$132,464	$410,879	$115,613

	Series #89PS1	Series #90FM1	Series #83FB1	Series #98DV1	Series #06FS1
Balance January 1, 2019	$161,372	$15,283	$335,498	$125,121	$195,389
Membership Contributions and (Distributions)	-	-	-	-	(230,000)
Capital Contribution	906	1,911	2,414	2,029	10,315
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income (Loss)	(912)	(1,911)	(2,417)	(2,030)	24,296
Balance June 30, 2019	$161,366	$15,283	$335,495	$125,120	$-

	Series #93XJ1	Series #02AX1	Series #99LE1	Series #91MV1	Series #92LD1
Balance January 1, 2019	$490,365	$103,835	$66,290	$36,440	$160,516
Membership Contributions and (Distributions)	-	-	-	-	-
Capital Contribution	1,467	1,990	1,925	1,869	2,163
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income (Loss)	(1,472)	(1,991)	(1,923)	(1,868)	(2,841)
Balance June 30, 2019	$490,360	$103,834	$66,292	$36,441	$159,839

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2019 (unaudited)

	Series #94DV1	Series #00FM1	Series #72MC1	Series #06FG1	Series #11BM1
Balance January 1, 2019	$54,732	$-	$-	$-	$-
Membership Contributions and (Distributions)	-	(10,466)	120,551	312,086	82,286
Capital Contribution	2,025	1,057	1,937	2,208	1,312
Distribution to RSE Collection	-	(212)	-	(300)	(500)
Distribution to Series	-	-	-	-	-
Net Income (Loss)	(1,977)	9,621	(1,964)	(2,158)	(1,328)
Balance June 30, 2019	$54,780	$-	$120,524	$311,836	$81,770

	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1	Series #76PT1
Balance January 1, 2019	$-	$-	$-	$-	$-
Membership Contributions and (Distributions)	616,716	189,601	138,765	122,586	185,301
Capital Contribution	1,996	1,862	1,545	1,299	1,221
Distribution to RSE Collection	(773)	(300)	(300)	(300)	(500)
Distribution to Series	-	-	-	-	-
Net Income (Loss)	(1,645)	(1,759)	(1,469)	(1,232)	(1,243)
Balance June 30, 2019	$616,294	$189,404	$138,541	$122,353	$184,779

	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1	Consolidated
Balance January 1, 2019	$-	$-	$-	$-	$-	$2,783,786
Membership Contributions and (Distributions)	79,052	173,986	134,186	24,986	238,636	2,178,272
Capital Contribution	919	859	452	223	542	88,507
Distribution to RSE Collection	(500)	-	-	-	(350)	-
Distribution to Series	-	-	-	-	-	-
Net Income (Loss)	(959)	(880)	(502)	(234)	(581)	(62,785)
Balance June 30, 2019	$78,512	$173,965	$134,136	$24,975	$238,247	$4,987,780

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2019 (unaudited)

See accompanying notes, which are an integral part of these financial statements.

F-36

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,649)	$(1,716)	$(1,684)	$(2,065)	$(1,645)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	2,055	2,117	2,082	2,283	2,063
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Loss on Impairment of Assets	-	-	-	-	-
Prepaid Insurance	89	105	101	324	79
Due to the Manager for Insurance	(16)	(27)	(20)	(63)	(18)
Income Taxes Payable	-	-	-	-	-
Accounts Payable	(479)	(479)	(479)	(479)	(479)
Net cash used in operating activities	-	-	-	-	-

Cash flow from investing activities:
Deposits on classic automobiles	-	-	-	-	-
Repayment of investments in classic automobiles upon Offering close	-	-	-	-	-
Investment in classic automobiles	-	-	-	-	-
Proceeds from Sale of Assets	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the manager and other affiliates	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Net cash used in financing activities	-	-	-	-	-

Net change in cash	-	-	-	-	-
Cash beginning of year	4,149	-	-	2,214	1,000
Cash end of period	$4,149	$-	$-	$2,214	$1,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #89PS1	Series #90FM1	Series #83FB1	Series #98DV1	Series #06FS1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,713)	$(1,518)	$(1,931)	$(1,656)	$-
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	1,935	1,811	2,238	2,070	-
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Loss on Impairment of Assets	-	-	-	-	-
Prepaid Insurance	107	13	223	84	-
Due to the Manager for Insurance	(25)	(2)	(51)	(19)	-
Income Taxes Payable	-	-	-	-	(6,746)
Accounts Payable	(304)	(304)	(479)	(479)	-
Net cash used in operating activities	-	-	-	-	(6,746)

Cash flow from investing activities:
Deposits on classic automobiles	-	-	-	-	-
Repayment of investments in classic automobiles upon Offering close	-	-	-	-	-
Investment in classic automobiles	-	-	-	-	-
Proceeds from Sale of Assets	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the manager and other affiliates	-	-	-	-	(2,406)
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Net cash used in financing activities	-	-	-	-	(2,406)

Net change in cash	-	-	-	-	(9,152)
Cash beginning of year	1,271	485	2,485	2,500	9,152
Cash end of period	$1,271	$485	$2,485	$2,500	$-

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #93XJ1	Series #02AX1	Series #99LE1	Series #91MV1	Series #92LD1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,171)	$(1,629)	$(1,580)	$(1,542)	$(1,695)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	812	2,054	2,028	2,005	1,926
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Loss on Impairment of Assets	-	-	-	-	-
Prepaid Insurance	431	70	41	21	95
Due to the Manager for Insurance	(72)	(16)	(10)	(5)	(22)
Income Taxes Payable	-	-	-	-	-
Accounts Payable	-	(479)	(479)	(479)	(304)
Net cash used in operating activities	-	-	-	-	-

Cash flow from investing activities:
Deposits on classic automobiles	-	-	-	-	-
Repayment of investments in classic automobiles upon Offering close	-	-	-	-	-
Investment in classic automobiles	-	-	-	-	-
Proceeds from Sale of Assets	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the manager and other affiliates	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Net cash used in financing activities	-	-	-	-	-

Net change in cash	-	-	-	-	-
Cash beginning of year	1,485	1,985	1,985	984	1,853
Cash end of period	$1,485	$1,985	$1,985	$984	$1,853

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #94DV1	Series #00FM1	Series #72MC1	Series #06FG1	Series #11BM1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,567)	$-	$(1,649)	$(1,899)	$(1,600)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	1,867	-	1,991	2,185	1,928
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Loss on Impairment of Assets	-	-	-	-	-
Prepaid Insurance	12	-	(20)	66	(12)
Due to the Manager for Insurance	(8)	-	(18)	(48)	(12)
Income Taxes Payable	-	(2,711)	-	-	-
Accounts Payable	(304)	-	(304)	(304)	(304)
Net cash used in operating activities	-	(2,711)	-	-	-

Cash flow from investing activities:
Deposits on classic automobiles	-	-	-	-	-
Repayment of investments in classic automobiles upon Offering close	-	-	-	-	-
Investment in classic automobiles	-	-	-	-	-
Proceeds from Sale of Assets	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the manager and other affiliates	-	(1,049)	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Net cash used in financing activities	-	(1,049)	-	-	-

Net change in cash	-	(3,760)	-	-	-
Cash beginning of year	1,984	3,760	4,989	2,500	2,000
Cash end of period	$1,984	$-	$4,989	$2,500	$2,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1	Series #76PT1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(2,328)	$(1,740)	$(1,673)	$(1,650)	$(1,726)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	2,322	1,959	1,915	1,901	2,073
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Loss on Impairment of Assets	-	-	-	-	-
Prepaid Insurance	405	114	83	72	(15)
Due to the Manager for Insurance	(95)	(29)	(21)	(19)	(28)
Income Taxes Payable	-	-	-	-	-
Accounts Payable	(304)	(304)	(304)	(304)	(304)
Net cash used in operating activities	-	-	-	-	-

Cash flow from investing activities:
Deposits on classic automobiles	-	-	-	-	-
Repayment of investments in classic automobiles upon Offering close	-	-	-	-	-
Investment in classic automobiles	-	-	-	-	-
Proceeds from Sale of Assets	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the manager and other affiliates	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Net cash used in financing activities	-	-	-	-	-

Net change in cash	-	-	-	-	-
Cash beginning of year	3,504	3,000	2,000	1,999	1,999
Cash end of period	$3,504	$3,000	$2,000	$1,999	$1,999

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,598)	$(1,715)	$(1,679)	$(1,383)	$(1,818)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	1,947	2,234	2,039	1,700	2,200
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Loss on Impairment of Assets	-	-	-	-	-
Prepaid Insurance	(22)	(15)	(36)	(7)	(42)
Due to the Manager for Insurance	(23)	(25)	(20)	(6)	(36)
Income Taxes Payable	-	-	-	-	-
Accounts Payable	(304)	(479)	(304)	(304)	(304)
Net cash used in operating activities	-	-	-	-	-

Cash flow from investing activities:
Deposits on classic automobiles	-	-	-	-	-
Repayment of investments in classic automobiles upon Offering close	-	-	-	-	-
Investment in classic automobiles	-	-	-	-	-
Proceeds from Sale of Assets	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the manager and other affiliates	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Net cash used in financing activities	-	-	-	-	-

Net change in cash	-	-	-	-	-
Cash beginning of year	2,649	3,700	3,050	1,799	2,898
Cash end of period	$2,649	$3,700	$3,050	$1,799	$2,898

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #65FM1	Series #88PT1	Series #94LD1	Series #99SS1	Series #94FS1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,593)	$(1,578)	$(2,228)	$(1,659)	$(1,670)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	1,910	1,919	2,679	2,159	1,977
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Loss on Impairment of Assets	-	-	-	-	-
Prepaid Insurance	(1)	(19)	117	(2)	17
Due to the Manager for Insurance	(12)	(18)	(89)	(19)	(20)
Income Taxes Payable	-	-	-	-	-
Accounts Payable	(304)	(304)	(479)	(479)	(304)
Net cash used in operating activities	-	-	-	-	-

Cash flow from investing activities:
Deposits on classic automobiles	-	-	-	-	-
Repayment of investments in classic automobiles upon Offering close	-	-	-	-	-
Investment in classic automobiles	-	(291)	-	-	-
Proceeds from Sale of Assets	-	-	-	-	-
Net cash used in investing activities	-	(291)	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the manager and other affiliates	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Net cash used in financing activities	-	-	-	-	-

Net change in cash	-	(291)	-	-	-
Cash beginning of year	2,300	4,439	4,550	3,064	2,962
Cash end of period	$2,300	$4,148	$4,550	$3,064	$2,962

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #61MG1	Series #92CC1	Series #89FT1	Series #80PN1	Series #89FG2	Series #88LL1	Consolidated
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,914)	$(1,554)	$(1,718)	$(1,556)	$(1,654)	$(1,849)	$(178,275)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	2,400	1,860	2,263	1,845	1,915	1,962	173,095
(Gain) / Loss on Sale of Assets	-	-	-	-	-	-	27,766
Loss on Impairment of Assets	-	-	-	-	-	-	75,000
Prepaid Insurance	(99)	5	(52)	(9)	(11)	36	2,676
Due to the Manager for Insurance	(83)	(7)	(76)	(7)	(18)	(43)	(958)
Income Taxes Payable	-	-	-	-	-	-	(9,457)
Accounts Payable	(304)	(304)	(417)	(273)	(232)	(106)	(16,752)
Net cash used in operating activities	-	-	-	-	-	-	73,095

Cash flow from investing activities:
Deposits on classic automobiles	-	-	-	-	-	-	-
Repayment of investments in classic automobiles upon Offering close	-	-	-	-	-	-	-
Investment in classic automobiles	-	-	-	-	-	(300)	(3,933)
Proceeds from Sale of Assets	-	-	-	-	-	-	498,357
Net cash used in investing activities	-	-	-	-	-	(300)	494,424

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-	-	-
Due to the manager and other affiliates	-	-	-	-	-	-	(337,134)
Contribution from Series to RSE Collection	-	-	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-	-	(235,000)
Net cash used in financing activities	-	-	-	-	-	-	(572,134)

Net change in cash	-	-	-	-	-	(300)	(4,615)
Cash beginning of year	4,197	2,412	1,714	3,662	3,288	5,789	114,536
Cash end of period	$4,197	$2,412	$1,714	$3,662	$3,288	$5,489	$109,921

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2019 (unaudited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(2,029)	$(2,100)	$(2,053)	$(2,657)	$(2,012)
Adjustments to reconcile net (loss) cash
Expenses Paid by Manager and Contributed to the Company / Series	2,131	2,198	2,050	2,651	2,010
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Prepaid Insurance	(2)	2	3	6	2
Insurance Payable	-	-	-	-	-
Income Taxes Payable	-	-	-	-	-
Accounts Payable	(100)	(100)	-	-	-
Accrual of Interest	-	-	-	-	-
Net cash (used in) / provided by operating activities	-	-	-	-	-

Cash flow from investing activities:
Deposits on classic automobiles	-	-	-	-	-
Repayment of investments in classic automobiles upon Offering close	-	-	-	-	-
Investment in classic automobiles	-	-	-	(286)	-
Proceeds from Sale of Assets	-	-	-	-	-
Cash used in investing activities	-	-	-	(286)	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the manager and other affiliates	-	-	-	286	-
Distribution to Series	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Contribution by Manager	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Proceeds from Loans	-	-	-	-	-
Repayment of Loans	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Cash provided by / (used in) financing activities	-	-	-	286	-

Net change in cash	-	-	-	-	-
Cash beginning of period	4,149	-	-	2,500	1,000
Cash end of period	$4,149	$-	$-	$2,500	$1,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2019 (unaudited)

	Series #89PS1	Series #90FM1	Series #83FB1	Series #98DV1	Series #06FS1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(912)	$(1,911)	$(2,417)	$(2,030)	$24,296
Adjustments to reconcile net (loss) cash
Expenses Paid by Manager and Contributed to the Company / Series	906	1,911	2,414	2,029	10,315
(Gain) / Loss on Sale of Assets	-	-	-	-	(34,714)
Prepaid Insurance	6	-	3	1	118
Insurance Payable	-	-	-	-	-
Income Taxes Payable	-	-	-	-	9,152
Accounts Payable	-	-	-	-	-
Accrual of Interest	-	-	-	-	-
Net cash (used in) / provided by operating activities	-	-	-	-	9,167

Cash flow from investing activities:
Deposits on classic automobiles	-	-	-	-	-
Repayment of investments in classic automobiles upon Offering close	-	-	-	-	-
Investment in classic automobiles	-	(286)	(286)	-	(286)
Proceeds from Sale of Assets	-	-	-	-	227,500
Cash used in investing activities	-	(286)	(286)	-	227,214

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the manager and other affiliates	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Contribution by Manager	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Proceeds from Loans	-	-	-	-	-
Repayment of Loans	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	(230,000)
Cash provided by / (used in) financing activities	-	-	-	-	(230,000)

Net change in cash	-	(286)	(286)	-	6,381
Cash beginning of period	1,271	771	2,771	2,500	2,771
Cash end of period	$1,271	$485	$2,485	$2,500	$9,152

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2019 (unaudited)

	Series #93XJ1	Series #02AX1	Series #99LE1	Series #91MV1	Series #92LD1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,472)	$(1,991)	$(1,923)	$(1,868)	$(2,841)
Adjustments to reconcile net (loss) cash
Expenses Paid by Manager and Contributed to the Company / Series	1,467	1,990	1,925	1,869	2,163
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Prepaid Insurance	5	1	(2)	(1)	3
Insurance Payable	-	-	-	-	-
Income Taxes Payable	-	-	-	-	-
Accounts Payable	-	-	-	-	-
Accrual of Interest	-	-	-	-	-
Net cash (used in) / provided by operating activities	-	-	-	-	(675)

Cash flow from investing activities:
Deposits on classic automobiles	-	-	-	-	-
Repayment of investments in classic automobiles upon Offering close	-	-	-	-	-
Investment in classic automobiles	(286)	(286)	(286)	(287)	-
Proceeds from Sale of Assets	-	-	-	-	-
Cash used in investing activities	(286)	(286)	(286)	(287)	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the manager and other affiliates	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Contribution by Manager	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Proceeds from Loans	-	-	-	-	-
Repayment of Loans	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Cash provided by / (used in) financing activities	-	-	-	-	-

Net change in cash	(286)	(286)	(286)	(287)	(675)
Cash beginning of period	1,771	2,271	2,271	1,271	2,771
Cash end of period	$1,485	$1,985	$1,985	$984	$2,096

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2019 (unaudited)

	Series #94DV1	Series #00FM1	Series #72MC1	Series #06FG1	Series #11BM1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,977)	$9,621	$(1,964)	$(2,158)	$(1,328)
Adjustments to reconcile net (loss) cash
Expenses Paid by Manager and Contributed to the Company / Series	2,025	1,057	1,937	2,208	1,312
(Gain) / Loss on Sale of Assets	-	(14,438)	-	-	-
Prepaid Insurance	(9)	-	-	(50)	-
Insurance Payable	(39)	-	27	-	16
Income Taxes Payable	-	3,760	-	-	-
Accounts Payable	-	-	-	-	-
Accrual of Interest	-	-	-	-	-
Net cash (used in) / provided by operating activities	-	-	-	-	-

Cash flow from investing activities:
Deposits on classic automobiles	-	-	-	-	-
Repayment of investments in classic automobiles upon Offering close	-	-	-	-	-
Investment in classic automobiles	(287)	(45,562)	(115,562)	(309,286)	(79,786)
Proceeds from Sale of Assets	-	60,000	-	-	-
Cash used in investing activities	(287)	14,438	(115,562)	(309,286)	(79,786)

Cash flow from financing activities:
Proceeds from sale of membership interests	-	47,774	120,551	312,086	82,286
Due to the manager and other affiliates	-	-	-	-	1,000
Distribution to Series	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Contribution by Manager	-	-	-	-	-
Distribution to RSE Collection	-	(212)	-	(300)	(500)
Proceeds from Loans	-	-	-	-	-
Repayment of Loans	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	(58,240)	-	-	-
Cash provided by / (used in) financing activities	-	(10,678)	120,551	311,786	82,786

Net change in cash	(287)	3,760	4,989	2,500	3,000
Cash beginning of period	2,271	-	-	-	-
Cash end of period	$1,984	$3,760	$4,989	$2,500	$3,000

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2019 (unaudited)

	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1	Series #76PT1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,645)	$(1,759)	$(1,469)	$(1,232)	$(1,243)
Adjustments to reconcile net (loss) cash	-	-	-	-	-
Expenses Paid by Manager and Contributed to the Company / Series	1,996	1,862	1,545	1,299	1,221
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Prepaid Insurance	(351)	(103)	(76)	(67)	-
Insurance Payable	-	-	-	-	22
Income Taxes Payable	-	-	-	-	-
Accounts Payable	-	-	-	-	-
Accrual of Interest	-	-	-	-	-
Net cash (used in) / provided by operating activities	-	-	-	-	-

Cash flow from investing activities:
Deposits on classic automobiles	-	-	-	-	-
Repayment of investments in classic automobiles upon Offering close	-	-	-	-	-
Investment in classic automobiles	(612,439)	(186,301)	(136,465)	(120,286)	(182,515)
Proceeds from Sale of Assets	-	-	-	-	-
Cash used in investing activities	(612,439)	(186,301)	(136,465)	(120,286)	(182,515)

Cash flow from financing activities:
Proceeds from sale of membership interests	616,716	189,601	138,765	122,586	185,301
Due to the manager and other affiliates	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Contribution by Manager	-	-	-	-	-
Distribution to RSE Collection	(773)	(300)	(300)	(300)	(500)
Proceeds from Loans	-	-	-	-	-
Repayment of Loans	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Cash provided by / (used in) financing activities	615,943	189,301	138,465	122,286	184,801

Net change in cash	3,504	3,000	2,000	2,000	2,286
Cash beginning of period	-	-	-	-	-
Cash end of period	$3,504	$3,000	$2,000	$2,000	$2,286

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2019 (unaudited)

	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1	Consolidated
Cash Flows from Operating Activities:
Net (Loss) / Income	$(959)	$(880)	$(502)	$(234)	$(581)	$(62,785)
Adjustments to reconcile net (loss) cash	-	-	-	-	-	-
Expenses Paid by Manager and Contributed to the Company / Series	919	859	452	223	542	61,358
(Gain) / Loss on Sale of Assets	-	-	-	-	-	(22,002)
Prepaid Insurance	-	-	-	-	-	(184)
Insurance Payable	40	21	50	11	39	(346)
Income Taxes Payable	-	-	-	-	-	12,912
Accounts Payable	-	-	-	-	-	(300)
Accrual of Interest	-	-	-	-	-	-
Net cash (used in) / provided by operating activities	-	-	-	-	-	(11,347)

Cash flow from investing activities:
Deposits on classic automobiles	-	-	-	-	-	(872,063)
Repayment of investments in classic automobiles upon Offering close	-	-	-	-	-	-
Investment in classic automobiles	(75,803)	(170,286)	(130,286)	(22,000)	(235,000)	(1,062,316)
Proceeds from Sale of Assets	-	-	-	-	-	397,500
Cash used in investing activities	(75,803)	(170,286)	(130,286)	(22,000)	(235,000)	(1,536,879)

Cash flow from financing activities:
Proceeds from sale of membership interests	79,052	173,986	134,186	24,986	238,636	2,466,512
Due to the manager and other affiliates	287	-	-	-	-	(484,972)
Distribution to Series	-	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-	-
Contribution by Manager	-	-	-	-	-	-
Distribution to RSE Collection	(500)	-	-	-	(350)	-
Proceeds from Loans	-	-	-	-	-	-
Repayment of Loans	-	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-	(398,240)
Cash provided by / (used in) financing activities	78,839	173,986	134,186	24,986	238,286	1,583,300

Net change in cash	3,036	3,700	3,900	2,986	3,286	35,074
Cash beginning of period	-	-	-	-	-	56,787
Cash end of period	$3,036	$3,700	$3,900	$2,986	$3,286	$91,861

Supplemental Cash Flow Information:
Interest Paid by Manager						$-
Non-cash Financing Activities:
Capital Contribution of certain amounts due to manager						$27,150

See accompanying notes, which are an integral part of these financial statements.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

RSE Collection, LLC (the “Company,” “RSE Collection,” “we,” “us,” or “our”) is a Delaware series limited liability company formed on August 24, 2016.  RSE Markets, Inc. is the manager of the Company (the “Manager”) and serves as the asset manager for the collection of assets owned by the Company and each series (the “Asset Manager”). The Company’s core business is the identification, acquisition, marketing and management of collectible automobiles, collectively referred to as “Automobile Assets” or the “Asset Class,” for the benefit of the investors. The Company has created, and it is expected that the Company will continue to create, separate series of interests (each, a “Series”). The Series assets referenced below may be referred to herein, collectively, as the “Underlying Assets.” and each Underlying Asset will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. The interests of all Series may collectively be referred to herein as the “Interests” and a purchaser of Interests in any Series (an “Investor” or “Interest Holder”) will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series.

The Manager is a Delaware corporation formed on April 28, 2016. The Manager is a technology and marketing company that operates the Rally Rd. platform (the “Platform") and manages the Company and the assets owned by the Company in its roles as the Manager and Asset Manager of each Series.

The Company intends to sell Interests in a number of separate individual Series of the Company collectively referred to herein as the “Offerings.” Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of the closing (the “Closing”) of an Offering related to that particular Series are a single Underlying Asset (plus any cash reserves for future operating expenses (the “Operating Expenses”, as described in Note B(5)), as well as certain liabilities related to expenses pre-paid by the Manager), which for example, in the case of Series #69BM1 is a 1969 Boss 302 Mustang.

All voting rights, except as specified in the operating agreement or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required for the appropriate upkeep of each Underlying Asset, determining how to best commercialize the applicable Underlying Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the operating agreement of the Company, as amended and restated from time to time (the “Operating Agreement”).

OPERATING AGREEMENT

General:

In accordance with the Operating Agreement each Interest Holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

Operating Expenses:

After the Closing of an Offering, each Series is responsible for its own Operating Expenses (as described in Note B(5)). Prior to the Closing, Operating Expenses are borne by the Manager or the Asset Manager and not reimbursed by the economic members of a particular Series. Should post-Closing Operating Expenses exceed revenues or cash reserves, the Manager or the Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series and be entitled to reimbursement of such amount from future revenues generated by the Series (the “Operating Expenses Reimbursement Obligation(s)”), on which the Manager or the Asset Manager may impose a rate of interest, and/or (c) cause additional Interests to be issued in order to cover such additional amounts, which Interests may be issued to existing or new Investors, and may include the Manager or its affiliates or the Asset Manager.

Fees:

Sourcing Fee: The Manager expects to receive a fee at the Closing of each successful Offering as compensation for identifying and managing the acquisition of the Underlying Asset (the “Sourcing Fee”), which may be waived by the Manager in its sole discretion.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

Brokerage Fee: For all Series qualified up to March 6, 2019, except in the case of Series #77LE1, the broker of record (the “BOR”) received a fee (the “Brokerage Fee”) of 0.75% of the cash from Offering for facilitating the sale of securities. In the instance of #77LE1 and all Series qualified after March 6, 2019 the Brokerage Fee is equal to 1.0% of the gross proceeds of each Offering.

Custody Fee: In respect to current Offerings, the custodian of Interests (the “Custodian”), holding custody of the securities upon issuance, will receive a fee of 0.75% on Interests sold in an Offering (the “Custody Fee”). In the case of the Offerings for the Series #77LE1, Series #69BM1, Series #85FT1, Series #88LJ1 and Series #55PS1, no custody agreement (the “Custody Agreement”) was yet in place and as such, no Custody Fee was paid.

Free Cash Flow Distributions:

At the discretion of the Manager, a Series may make distributions of Free Cash Flow (as described in Note F) to both the holders of economic Interests in the form of a dividend and the Manager in the form of a management fee.

In the case that Free Cash Flow (as described in Note F) is available and such distributions are made, at the sole discretion of the Manager, the members will receive no less than 50% of Free Cash Flow and the Manager will receive up to 50% of Free Cash Flow in the form of a management fee for management of the applicable Underlying Asset. The management fee is accounted for as an expense to the relevant Series rather than a distribution from Free Cash Flow.

Other:

The Manager is responsible for covering its own expenses.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Neither the Company nor any of the Series has generated revenues or profits since inception.

On a total consolidated basis, the Company had sustained a net loss of $174,602 for the year ended December 31, 2019. On a total consolidated basis, the Company had sustained a net loss of $103,275 for the six-month period ended June 30, 2020 and had an accumulated deficit of $494,672 as of June 30, 2020. On a total consolidated basis, the Company has negative working capital of $831,521 and $1,188,530 as of June 30, 2020 and December 31, 2019, respectively, and an accumulated deficit of $494,672 and $316,397 as of June 30, 2020 and December 31, 2019.  Additionally, each listed Series for which an Underlying Asset was owned as of June 30, 2020 has incurred net loss since their respective dates of acquisition and have an accumulated deficit as of June 30, 2020.

All of the liabilities on the balance sheet as of June 30, 2020 are obligations to third-parties or the Manager. All of these liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through the proceeds of future Offerings for the various Series of Interests. As of June 30, 2020, the Company has negative working capital of approximately $0.9 million. If the Company does not continue to obtain financing from the Manager, it will be unable to repay these obligations as they come due.  These factors raise substantial doubt about the Company’s and each listed Series’ ability to continue as a going concern for the twelve months following the date of this filing.

Through June 30, 2020, none of the Company or any Series have recorded any directly attributable revenues through the utilization of Underlying Assets.  Management’s plans anticipate that it will start to generate revenues by commercializing the collection in 2021. Each Series will continue to incur Operating Expenses (as described in Note B(5)) including, but not limited to storage, insurance, transportation and maintenance expenses, on an ongoing basis. As part of the commercialization of the collection, the Manager opened a showroom in early 2019, in New York City and launched its online shopping experience for merchandise in the third quarter of 2019. The New York City showroom has been closed since March 2020 due to COVID-19, but is expected to reopen in the fourth quarter 2020. No revenues directly attributable to the Company or any Series have been generated through the showroom or the online shop as of June 30, 2020.

At June 30, 2020 and December 31, 2019, the Company and the Series for which Closings had occurred, had the following cash balances:

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

Cash Balance
Applicable Series	Asset	6/30/2020	12/31/2019
#77LE1	1977 Lotus Esprit S1	$2,780	$2,780
#69BM1	1969 Boss 302 Mustang	4,149	4,149
#55PS1	1955 Porsche Speedster	2,214	2,214
#95BL1	1995 BMW M3 Lightweight	1,000	1,000
#89PS1	1989 Porsche 911 Speedster	1,271	1,271
#90FM1	1990 Ford Mustang 7Up Edition	485	485
#83FB1	1983 Ferrari 512 BBi	2,485	2,485
#98DV1	1998 Dodge Viper GTS-R	2,500	2,500
#06FS1	2006 Ferrari F430 Spider	-	9,152
#93XJ1	1993 Jaguar XJ220	1,485	1,485
#02AX1	2002 Acura NSX-T	1,985	1,985
#99LE1	1999 Lotus Esprit Sport 350	1,985	1,985
#91MV1	1991 Mitsubishi 3000VT GR4	984	984
#92LD1	1992 Lancia Delta Martini 5 Evo	1,853	1,853
#94DV1	1994 Dodge Viper RT/10	1,984	1,984
#00FM1	2000 Ford Mustang Cobra R	-	3,760
#72MC1	1972 Mazda Cosmo Sport	4,989	4,989
#06FG1	2006 Ford GT	2,500	2,500
#11BM1	2011 BMW 1M, 6-Speed Manual	2,000	2,000
#80LC1	1980 Lamborghini Countach Turbo	3,504	3,504
#02BZ1	2002 BMW Z8	3,000	3,000
#88BM1	1988 BMW E30 M3	2,000	2,000
#63CC1	1963 Chevrolet Corvette Split Window	1,999	1,999
#76PT1	1976 Porsche 911 Turbo Cabrera	1,999	1,999
#75RA1	1975 Renault Alpine A110 1300	2,649	2,649
#65AG1	1965 Alfa Romeo Giulia Sprint Speciale	3,700	3,700
#93FS1	1993 Ferrari 348TS Series Speciale	3,050	3,050
#90MM1	1990 Mazda Miata	1,799	1,799
#61JE1	1961 Jaguar E-Type	2,898	2,898
#88PT1	1988 Porsche 944 Turbo S	4,148	4,439
#65FM1	1965 Ford Mustang 2+2 Fastback	2,300	2,300
#94LD1	1994 Lamborghini Diablo SE30 Jota	4,550	4,550
#99SS1	1999 Shelby Series 1	3,064	3,064
#94FS1	1994 Ferrari 348 Spider	2,962	2,962
#61MG1	1961 Maserati 3500GT	4,197	4,197
#92CC1	1992 Chevrolet Corvette ZR1	2,412	2,412
#89FT1	1989 Ferrari Testarossa	1,714	1,714
#80PN1	1980 Porsche 928	3,662	3,662
#89FG2	1989 Ferrari 328 GTS	3,288	3,288
#88LL1	1988 Lamborghini LM002	5,489	5,789
Total Series Cash Balance		$101,031	$114,536
RSE Collection		8,890	-
Total Cash Balance		$109,921	$114,536

Note: Series #77LE1 Interests were issued under Rule 506(c) and as such Series #77LE1 has not been broken out as a separate Series in the financial statements but is included in the table above.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

The cash on the books of RSE Collection is reserved to funding future pre-Closing Operating Expenses (as described in Note B(5))or acquisition expenses (the “Acquisition Expenses,” as described in Note B(6)), as the case may be. The cash on the books of each Series is reserved for funding of post-Closing Operating Expenses; during the six-month period ended June 30, 2020, the Manager paid for certain but not all pre- and post-Closing Operating Expenses and has elected not to be reimbursed. These payments for pre- and post-Closing Operating Expenses made by the Manager are accounted for as capital contributions, amounting to a total of $80,655 during the six-month period ended June 30, 2020 vs. a total of $61,358 during the six-month period ended June 30, 2019, which excludes a $9,152 capital contribution related to the sale of the Underlying Asset for Series #06FS1 in 2019.

From inception, the Company and the Series have financed their business activities through capital contributions from the Manager or its affiliates to the individual Series. Until such time as the Series’ have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future Offerings may be used to create reserves for future Operating Expenses (as described in Note B(5)) for individual Series, as has been the case for the majority of the Series for which Closings have occurred, listed in the table above, at the sole discretion of the Manager. If the Manager does not continue to fund future Operating Expenses of the Company and the Series, the Company’s ability to continue future operations may be limited. There is no assurance that financing from the Manager will remain available or provide the Company or any Series with sufficient capital to meet its objectives.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

INITIAL OFFERINGS

The Company has completed several initial Offerings since its inception in 2016 and plans to continue to increase the number of initial Offerings going forward. The table below outlines all Offerings for which a Closing has occurred as of June 30, 2020. All Series, for which a Closing had occurred as of the date of the financial statements, had commenced operations, were capitalized and had assets and various Series have liabilities.

Series Interest	Series Name	Underlying Asset	Offering Size	Launch Date	Closing Date
Series #77LE1 Interests	Series #77LE1	1977 Lotus Esprit S1	$77,700	November 17, 2016	April 13, 2017
Series #69BM1 Interests	Series #69BM1	1989 Ford Mustang Boss 302	$115,000	November 20, 2017	February 7, 2018
Series #85FT1 Interests	Series #85FT1	1985 Ferrari Testarossa	$165,000	November 23, 2017	February 15, 2018
Series #88LJ1 Interests	Series #88LJ1	1988 Lamborghini Jalpa	$135,000	February 9, 2018	April 12, 2018
Series #55PS1 Interests	Series #55PS1	1955 Porsche 356 Speedster	$425,000	April 2, 2018	June 6, 2018
Series #95BL1 Interests	Series #95BL1	1995 BMW E36 M3 Lightweight	$118,500	June 1, 2018	July 12, 2018
Series #89PS1 Interests	Series #89PS1	1989 Porsche 911 Speedster	$165,000	July 23, 2018	July 31, 2018
Series #90FM1 Interests	Series #90FM1	1990 Ford Mustang 7Up Edition	$16,500	July 24, 2018	July 31, 2018
Series #83FB1 Interests	Series #83FB1	1983 Ferrari 512 BBi	$350,000	July 23, 2018	September 5, 2018
Series #98DV1 Interests	Series #98DV1	1998 Dodge Viper GTS-R	$130,000	September 27, 2018	October 10, 2018
Series #93XJ1 Interests	Series #93XJ1	1993 Jaguar XJ220	$495,000	August 22, 2018	November 6, 2018
Series #06FS1 Interests	Series #06FS1	2006 Ferrari F430 Spider "Manual"	$199,000	October 12, 2018	October 19, 2018
Series #02AX1 Interests	Series #02AX1	2002 Acura NSX-T	$108,000	November 16, 2018	November 30, 2018
Series #99LE1 Interests	Series #99LE1	1999 Lotus Esprit Sport 350	$69,500	November 23, 2018	December 4, 2018
Series #91MV1 Interests	Series #91MV1	1991 Mitsubishi 3000GT VR4	$38,000	November 28, 2018	December 7, 2018
Series #92LD1 Interests	Series #92LD1	1992 Lancia Delta Integrale Evo "Martini 5"	$165,000	December 7, 2018	December 26, 2018
Series #94DV1 Interests	Series #94DV1	1994 Dodge Viper RT/10	$57,500	December 11, 2018	December 26, 2018
Series #00FM1 Interests	Series #00FM1	2000 Ford Mustang Cobra R	$49,500	December 21, 2018	January 4, 2019
Series #72MC1 Interests	Series #72MC1	1972 Mazda Cosmo Sport Series II	$124,500	December 28, 2018	January 4, 2019
Series #06FG1 Interests	Series #06FG1	2006 Ford GT	$320,000	December 14, 2018	January 8, 2019
Series #11BM1 Interests	Series #11BM1	2011 BMW 1M	$84,000	January 8, 2019	January 25, 2019
Series #80LC1 Interests	Series #80LC1	1980 Lamborghini Countach LP400 S Turbo	$635,000	January 17, 2019	February 8, 2019
Series #02BZ1 Interests	Series #02BZ1	2002 BMW Z8	$195,000	January 6, 2019	February 8, 2019
Series #88BM1 Interests	Series #88BM1	1988 BMW E30 M3	$141,000	January 11, 2019	February 25, 2019
Series #63CC1 Interests	Series #63CC1	1963 Chevrolet Corvette Split Window	$126,000	March 8, 2019	March 18, 2019
Series #76PT1 Interests	Series #76PT1	1976 Porsche 911 Turbo Carrera	$189,900	March 15, 2019	March 22, 2019
Series #75RA1 Interests	Series #75RA1	1975 Renault Alpine A110 1300	$84,000	March 29, 2019	April 9, 2019
Series #65AG1 Interests	Series #65AG1	1965 Alfa Romeo Giulia Sprint Speciale	$178,500	April 5, 2019	April 16, 2019

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

Series #93FS1 Interests	Series #93FS1	1993 Ferrari 348TS Serie Speciale	$137,500	April 12, 2019	April 22, 2019
Series #61JE1 Interests	Series #61JE1	1961 Jaguar E-Type	$246,000	April 19, 2019	April 26, 2019
Series #90MM1 Interests	Series #90MM1	1990 Mazda Miata MX-5	$26,600	April 17, 2019	April 26, 2019
Series #65FM1 Interests	Series #65FM1	1965 Ford Mustang 2+2 Fastback	$82,500	May 3, 2019	July 18, 2019
Series #88PT1 Interests	Series #88PT1	1988 Porsche 944 Turbo S	$66,000	May 10, 2019	July 18, 2019
Series #94LD1 Interests	Series #94LD1	1994 Lamborghini Diablo SE30 Jota	$597,500	July 12, 2019	August 6, 2019
Series #99SS1 Interests	Series #99SS1	1999 Shelby Series 1	$137,500	September 4, 2019	September 11, 2019
Series #94FS1 Interests	Series #94FS1	1994 Ferrari 348 Spider	$145,000	September 12, 2019	September 17, 2019
Series #61MG1 Interests	Series #61MG1	1961 Maserati 3500GT	$340,000	September 20, 2019	September 30, 2019
Series #92CC1 Interests	Series #92CC1	1992 Chevrolet Corvette ZR1	$52,500	September 27, 2019	October 2, 2019
Series #89FT1 Interests	Series #89FT1	1989 Ferrari Testarossa	$180,000	October 4, 2019	October 11, 2019
Series #80PN1 Interests	Series #80PN1	1980 Porsche 928	$48,000	November 1, 2019	November 6, 2019
Series #89FG2 Interests	Series #89FG2	1989 Ferrari 328 GTS	$127,500	November 8, 2019	November 14, 2019
Series #88LL1 Interests	Series #88LL1	1988 Lamborghini LM002	$292,000	November 18, 2019	December 8, 2019
Total at 06/30/2020	42 Series		$7,435,700
Total at 06/30/2019	31 Series		$5,367,200

See Note I, Subsequent Events for additional details on Closings of initial Offerings after June 30, 2020

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

ASSET DISPOSITIONS

The Company received take-over offers for the Underlying Assets listed in the table below. Per the terms of the Company’s Operating Agreement, the Company, together with the Company’s advisory board evaluates the offers and determines that if, on a case by case basis, it is in the interest of the Investors to sell the Underlying Asset. In certain instances, as was the case with the 2003 Porsche 911 GT2 and the 1990 Mercedes 190E 2.5-16 Evo II, the Company may decide to sell an Underlying Asset, that is on the books of the Company, but not yet transferred to a particular Series, because no Offering has yet occurred. In these instances, the anticipated Offering related to such Underlying Asset will be cancelled.

In the six-month period ended June 30, 2020, the Company sold 1 Underlying Asset vs. 3 in the six-month period ended June 30, 2019.

Series	Underlying Asset	Date of Sale Agreement	Total Sale Price	Total Initial Offering Price / Per Interest	Total Distribution to Interest Holders / Per Interests	Commentary
#00FM1	2000 Ford Mustang Cobra R	04/15/2019	$60,000	$49,500 / $24.75	$58,240 / $29.12

$60,000 acquisition offer for 2000 Ford Mustang Cobra R accepted on 04/15/2019 with subsequent cash distribution to the Investors and dissolution of the Series upon payment of currently outstanding tax liabilities.

2003 Porsche 911 GT2 (1)		4/17/2019	$110,000	Initial Purchase Price $137,000

$110,000 acquisition offer for 2003 Porsche 911 GT2 accepted on 04/17/2019, prior to the launch of the Offering (the Underlying Asset was never transferred to a Series). Subsequent loss on sale incurred by the Manager and cancellation of the previously anticipated Offering.

#06FS1 (2)	2006 Ferrari F430 Spider "Manual"	5/10/2019	$227,500	$199,000 / $39.80	$ 230,000 / $46.00

$227,500 acquisition offer for 2006 Ferrari F430 Spider "Manual" accepted on 05/10/2019 with subsequent cash distribution to the Investors and dissolution of the Series upon payment of currently outstanding tax liabilities.

1990 Mercedes 190E 2.5-16 Evo II (1)		01/31/2020	$235,000	Initial Purchase Price $251,992

$235,000 acquisition offer for 1990 Mercedes 190E 2.5-16 Evo II accepted on 01/31/2020, prior to the launch of the Offering (the Underlying Asset) was never transferred to a Series). Subsequent loss on sale incurred by the Manager and cancellation of the previously anticipated Offering.

Note: Total Distribution to Interest Holders includes cash on balance sheet of Series and is net of corporate level taxes on gain on sale.

(1)At the time of the sale the Underlying Asset was still owned by RSE Collection, LLC and not by any Series.

(2)Solely in the case of Series #06FS1, the Manager made an additional capital contribution to the Series to cover corporate level taxes on the gain on sale.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

Sale of the 2000 Ford Mustang Cobra R:

The Company received an acquisition offer for the Underlying Asset of Series #00FM1, the 2000 Ford Mustang Cobra R for $60,000 vs. the initial purchase price of $43,000 for a gain on sale of $14,438, net of $2,562 of capitalized Acquisition Expenses (as described in Note B(6)). The Company accepted the acquisition offer on April 15, 2019 and distributed cash to Interest Holders on April 24, 2019.

The Manager originally estimated income taxes payable related to the sale of the Underlying Asset at $3,760. Upon filing for the final tax returns of the Series in 2020, the Manager determined the amount of income tax expense to be $2,711.

Total distribution to Interest Holders was $58,240 or $29.12 per Interest vs the initial Offering price of $49,500 or $24.75 per Interest.

Series #00FM1 has been dissolved upon payment of all tax liabilities of $2,711. Remaining cash on the balance sheet has been paid to the Manager.

Sale of the 2003 Porsche 911 GT2:

The Company received an acquisition offer for the 2003 Porsche 911 GT2 for $110,000 vs. the initial purchase price of $137,000 for a loss on sale of $27,150, net of $150 of capitalized Acquisition Expenses  (as described in Note B(6)), which was recorded in the six-month period ended June 30, 2019. The Company accepted the acquisition offer on April 17, 2019 and distributed cash to the Manager on December 31, 2019. At the time of the sale, no Offering for a Series related to the 2003 Porsche 911 GT2 had occurred and as such the Underlying Asset was not yet owned by any Series. As such, no Interest Holders received any distributions.

Proceeds from the sale were used to pay-down $110,000 of Due to Manager to the Manager. The remaining liability, comprising the loss on sale of $27,150 was waived by the Manager and the amount was reclassified from Due to Manager to Capital Contribution. The anticipated Offering for a Series related to the 2003 Porsche 911 GT2 was cancelled upon the sale.

Series #03PG1 has been dissolved upon payment of all currently tax liabilities of $50.

Sale of the 2006 Ferrari F430 Spider "Manual":

The Company received an acquisition offer for the Underlying Asset of Series #06FS1, the 2006 Ferrari F430 Spider "Manual" for $227,500 vs. the initial purchase price of $192,500 for a gain on sale of $34,714, net of $286 of capitalized Acquisition Expenses  (as described in Note B(6)), which was recorded in the six-month period ended June 30, 2019. The Company accepted the acquisition offer on May 10, 2019 and distributed cash to Interest Holders on May 23, 2019.

The Manager originally estimated income taxes payable related to the sale of the Underlying Asset at $9,152. Upon filing for the final tax returns of the Series in 2020, the Manager determined the amount of income tax expense to be $6,746. As a result, the Series repaid the Manager the excess capital contribution of $2,406 in 2020.

Total distribution to Interest Holders was $230,000 or $46.00 per Interest vs the initial Offering price of $199,000 or $39.80 per Interest.

Series #06FS1 has been dissolved upon payment of tax liabilities of $6,746. Remaining cash on the balance sheet has been paid back to the Manager.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

Sale of the 1990 Mercedes 190E 2.5-16 Evo II:

The Company received an acquisition offer for the 1990 Mercedes 190E 2.5-16 Evo II for $235,000 vs. the initial purchase price of $251,992 for a loss on sale of $27,776, including a write off of $10,773 of capitalized Acquisition Expenses  (as described in Note B(6)). The Company accepted the acquisition offer on January 31, 2020 and distributed cash to the Manager on February 3, 2020. At the time of the sale, no Offering for a Series related to the 1990 Mercedes 190E 2.5-16 Evo II had occurred and as such the Underlying Asset was not yet owned by any Series. As such, no Interest Holders received any distributions.

Proceeds from the sale were used to pay-down $235,000 of Due to Manager to the Manager. The remaining liability, comprising the loss on sale of $16,992 was waived by the Manager and the amount was reclassified from Due to Manager to Capital Contribution. The anticipated Offering for a Series related to the 1990 Mercedes 190E 2.5-16 Evo II was cancelled upon the sale.

Series #90ME1 will be dissolved upon payment of all currently tax liabilities of $50.

Sale of the 1972 Ferrari 365 GTC/4:

On August 31, 2020, the Company received an offer for the 1972 Ferrari 365 GTC/4, for $200,000 vs. the initial purchase price of $275,000 for a loss on sale of $75,987, net of $987 of capitalized acquisition expenses. Per the terms of the Company's Operating Agreement, the Company, together with the Company's advisory board has evaluated the offer and has determined that it is in the interest of the Company to sell the 1972 Ferrari 365 GTC/4. In evaluating the offer, the Company took into account current market conditions and the amount of cash that would be liberated from the sale of the 1972 Ferrari 365 GTC/4. The purchase and sale agreement was executed on September 10, 2020. At the time of the sale, no Offering for a Series related to the 1972 Ferrari 365 GTC/4 had occurred. As such the Underlying Asset was not yet owned by any Series and no Interest Holders received any distributions.

The Company realized a loss on impairment of $75,000 due to the sale of the 1972 Ferrari 365 GTC/4. Although the sale was consummated in September 2020, the Company has decided that the conditions for impairment were already apparent in the six-month period ended June 30, 2020 and has reflected the charge in the financials for the six-month period ended June 30, 2020 accordingly.

See Note I, Subsequent Events for additional details on asset dispositions after June 30, 2020.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Basis of Presentation

The accompanying interim financial statements have been prepared in accordance with the instructions to Form 1-SA and in conformity with generally accepted accounting principles in the United States of America (“US GAAP” or “GAAP”) applicable to interim financial information. Accordingly, the information presented in the interim financial statements does not include all information and disclosures necessary for a fair presentation of RSE Collection, LLC’s financial position, results of operations and cash flows in conformity with GAAP for annual financial statements. In the opinion of management, these financial statements reflect all adjustments consisting of normal recurring accruals, necessary for a fair statement of financial position, results of operations and cash flows for such periods. The results of operations for any interim period are not necessarily indicative of the results for the full year. These financial statements should be read in conjunction with the financial statements and notes thereto contained in RSE Collection, LLC’s Form 1-K for the fiscal year ended December 31, 2019.

The consolidated financial statements include the accounts of RSE Collection, LLC and the accounts of Series #77LE1. Interests in Series #77LE1 were issued under Rule 506(c) of Regulation D and were thus not qualified under the Company’s offering circular (the “Offering Circular”) (as amended), and thus separate financial statements for Series #77LE1 are not presented.

All other Offerings that had closed as of the date of the financial statements were issued under Tier 2 of Regulation A+ and qualified under the Company’s Offering Circular (as amended). Separate financial statements are presented for each such Series.

2.Use of Estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events.  Accordingly, the actual results could differ significantly from our estimates.

3.Cash and Cash Equivalents:

The Company considers all short-term investments with an original maturity of three months or less when purchased, or otherwise acquired, to be cash equivalents. The Company had no cash equivalents at June 30, 2020 or December 31, 2019.

4.Offering Expenses:

Offering expenses (the “Offering Expenses”) related to the Offering for a specific Series consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed Offering and will generally be charged to members' equity upon the completion of the proposed Offering. Offering Expenses that are incurred prior to the Closing of an Offering for such Series, are being funded by the Manager and will generally be reimbursed through the proceeds of the Offering related to the Series. However, the Manager has agreed to pay and not be reimbursed for Offering Expenses incurred with respect to the Offerings for all Series that have had a Closing as of the date of the financial statements and potentially other future Offerings.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In addition to the discrete Offering Expenses related to a particular Series’ Offering, the Manager has also incurred legal, accounting, user compliance expenses and other Offering related expenses during the six-month period ended June 30, 2020 and June 30, 2019 in order to set up the legal and financial framework and compliance infrastructure for the marketing and sale of Offerings. The Manager treats these expenses as Operating Expenses (as described in Note B(5))related to the Manager’s business and will not be reimbursed for these through any activities or Offerings related to the Company or any of the Series.

5.Operating Expenses:

Operating Expenses (as described below) related to a particular Underlying Asset include storage, insurance, transportation (other than the initial transportation from the Underlying Assets location to the Manager’s storage facility prior to the Offering, which is treated as an Acquisition Expense, (as described in Note B(6)), maintenance, professional fees such as annual audit and legal expenses and other Underlying Asset specific expenses as detailed in the Manager’s allocation policy, together the “Operating Expenses.”  We distinguish between pre-Closing and post-Closing Operating Expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future Offering, expenses of this nature that are incurred prior to the Closing of an Offering of Series of Interests, are funded by the Manager and are not reimbursed by the Company, the Series or economic members. Pre Closing expenses in this case are treated as capital contributions from the Manager to the Company and totaled $7,631 for the six-month period ended June 30, 2020 vs $21,276 for the six-month period ended June 30, 2019.

During the six-month period ended June 30, 2020 vs. the six-month period ended June 30, 2019, RSE Collection incurred pre-Closing Operating Expenses and the following Series had closed Offerings and incurred post-Closing Operating Expenses per the table below:

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

Operating Expenses
Applicable Series	Asset	6/30/2020	6/30/2019
#77LE1	1977 Lotus Esprit S1	$1,596	$1,955
#69BM1	1969 Boss 302 Mustang	1,649	2,029
#85FT1	1985 Ferrari Testarossa	1,716	2,100
#88LJ1	1988 Lamborghini Jalpa	1,684	2,053
#55PS1	1955 Porsche Speedster	2,065	2,657
#95BL1	1995 BMW M3 Lightweight	1,645	2,012
#89PS1	1989 Porsche 911 Speedster	1,713	912
#90FM1	1990 Ford Mustang 7Up Edition	1,518	1,911
#83FB1	1983 Ferrari 512 BBi	1,931	2,417
#98DV1	1998 Dodge Viper GTS-R	1,656	2,030
#06FS1	2006 Ferrari F430 Spider	-	1,266
#93XJ1	1993 Jaguar XJ220	1,171	1,472
#02AX1	2002 Acura NSX-T	1,629	1,991
#99LE1	1999 Lotus Esprit Sport 350	1,580	1,923
#91MV1	1991 Mitsubishi 3000VT GR4	1,542	1,868
#92LD1	1992 Lancia Delta Martini 5 Evo	1,695	2,841
#94DV1	1994 Dodge Viper RT/10	1,567	1,977
#00FM1	2000 Ford Mustang Cobra R	-	1,057
#72MC1	1972 Mazda Cosmo Sport	1,649	1,964
#06FG1	2006 Ford GT	1,899	2,158
#11BM1	2011 BMW 1M, 6-Speed Manual	1,600	1,328
#80LC1	1980 Lamborghini Countach Turbo	2,328	1,645
#02BZ1	2002 BMW Z8	1,740	1,759
#88BM1	1988 BMW E30 M3	1,673	1,469
#63CC1	1963 Chevrolet Corvette Split Window	1,650	1,232
#76PT1	1976 Porsche 911 Turbo Cabrera	1,726	1,243
#75RA1	1975 Renault Alpine A110 1300	1,598	959
#65AG1	1965 Alfa Romeo Giulia Sprint Speciale	1,715	880
#93FS1	1993 Ferrari 348TS Series Speciale	1,679	502
#90MM1	1990 Mazda Miata	1,383	233
#61JE1	1961 Jaguar E-Type	1,818	581
#88PT1	1988 Porsche 944 Turbo S	1,578
#65FM1	1965 Ford Mustang 2+2 Fastback	1,593
#94LD1	1994 Lamborghini Diablo SE30 Jota	2,228
#99SS1	1999 Shelby Series 1	1,659
#94FS1	1994 Ferrari 348 Spider	1,670
#61MG1	1961 Maserati 3500GT	1,914
#92CC1	1992 Chevrolet Corvette ZR1	1,554
#89FT1	1989 Ferrari Testarossa	1,718
#80PN1	1980 Porsche 928	1,556
#89FG2	1989 Ferrari 328 GTS	1,654
#88LL1	1988 Lamborghini LM002	1,849
RSE Collection		7,631	21,276
Total Operating Expenses		$75,419	$71,700

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Note: Series #77LE1 Interests were issued under Rule 506(c) and as such Series #77LE1 has not been broken out as a separate Series in the financial statements but is included in the table above.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Solely in the case of the Series with closed Offerings listed in the table above, the Manager has elected that the post-Closing Operating Expenses for the six-month period ended June 30, 2020 will be borne by the Manager and not reimbursed and are accounted for as capital contributions by the Manager for each of the Series. The Manager had made the same election for the post-Closing Operating Expenses incurred during the six-month period ended June 30, 2019.

6.Capital Assets:

Underlying Assets are recorded at cost. The cost of the Underlying Asset includes the purchase price, including any deposits for the Underlying Asset funded by the Manager and “Acquisition Expenses”, which include transportation of the Underlying Asset to the Manager’s storage facility, pre-purchase inspection, pre-Offering refurbishment, and other costs detailed in the Manager’s allocation policy.

The Company treats Underlying Assets as collectible and therefore the Company will not depreciate or amortize the Underlying Assets going forward. The Underlying Assets are considered long-lived assets and will be subject to an annual test for impairment. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Underlying Assets are initially purchased by the Company, either prior to launching an Offering or through the exercising of a purchase option simultaneous with the Closing of an Offering for a particular Series. At Closing of an Offering for a Series of Interests the Underlying Assets, including capitalized Acquisition Expenses, are then transferred to the Series. Underlying Assets are transferred at cost and the Company receives cash from the Series from the proceeds of the Offering. The Company uses the proceeds of the transfer to pay off any debt or amounts owed under purchase options and Acquisition Expenses. Acquisition Expenses are typically paid for in advance by the Manager, except in the case of Acquisition Expenses that are anticipated, but might not be incurred until after a Closing, such as registration fees or fees related to the transportation of an Underlying Asset from the Asset seller to the Company’s warehouse and are thus only capitalized into the cost of the acquired Underlying Asset after the Underlying Asset has already been transferred to the Series. The Series uses the remaining cash to repay any accrued interest on loans or marketing expenses related to the preparation of the marketing materials for a particular Offering, by distributing the applicable amount to the Company, accounted for as “Distribution to RSE Collection” on the balance sheet. Furthermore, the Series distributes the appropriate amounts for Brokerage Fee, the Custody Fee and, if applicable, the Sourcing Fee using cash from the Offering. In case of a Closing at a loss, the Manager will make an additional capital contribution to the Series to cover any losses, which is represented as “Distribution to Series” on the balance sheet. Any remaining cash on the balance sheet of the Series after distributions have been made is retained for payment of future Operating Expenses.

The Company, through non-interest-bearing payments from the Manager or loans from officers of the Manager and third-parties invested in Underlying Assets. For the six-month period ended June 30, 2020, the total investment in Underlying Assets was $591 vs. $1,527,531 during the same six months in 2019. Driven by a lower number of Underlying Assets acquired during the six-month period ended June 30, 2020. The values for the respective six months periods exclude $262,766 related to Underlying Assets sold in the six-month period ended June 30, 2020 and $375,498 related to Underlying Assets sold in the six-month period ended June 30, 2019. This brings the total investment in Underlying Assets to $7,828,128 from inception of the Company in August of 2016 through June 30, 2020, excluding $638,264 related to Underlying Assets that were subsequently sold. See “Note A - Description Of Organization and Business Operations” for additional details on asset dispositions.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Of the $591 of investments during the six-month period ended June 30, 2020, $0 were related to the purchase price of, or down payments on Underlying Assets, excluding $262,766 related to the Underlying Assets sold, vs. $1,543,769 during the same period in 2019, excluding $375,498 related to Underlying Assets sold. This brings the total spent on purchase price and down-payments at June 30, 2020 to $7,713,365, since the inception of the Company in August of 2016 vs. $6,977,253 at June 30, 2019.

Acquisition Expenses related to a particular Series, that are incurred prior to the Closing of an Offering, are initially funded by the Manager but will be reimbursed with the proceeds from an Offering related to such Series, to the extent described in the applicable Offering document. Unless, to the extent that certain Acquisition Expenses are anticipated prior to the Closing, but incurred after the Closing of an Offering, for example transportation costs to transport the Underlying Asset from the Asset Seller to the Company’s facility, in which case, additional cash from the proceeds of the Offering will be retained on the Series balance sheet to cover such future anticipated Acquisition Expenses after the Closing of the Offering. Acquisition Expenses are capitalized into the cost of the Underlying Asset as per the table below. Should a proposed Offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted for as capital contributions, and the Acquisition Expenses will be expensed.

For the six-month period ended June 30, 2020, $591 of Acquisition Expenses related to the registration, transportation, inspection, repair of Underlying Assets and other acquisition related expenses were incurred, excluding $10,773 related to Underlying Assets sold vs. $28,762 during the same period in 2019, excluding $2,998 related to Underlying Assets sold. This brings the total Acquisition Expenses at June 30, 2020 to $114,763, since the inception of the Company in August of 2016 vs. $103,558 at June 30, 2019. The Acquisition Expenses for the six-month period ended June 30, 2020 decreased in amount to those for the six months ended June 30, 2019 because of the lower number of Underlying Assets purchased in the six-month period ended June 30, 2020.

The total investment in Underlying Assets since the inception of the Company in August of 2016 is as follows, excluding the total investments of any Series for which the Underlying Assets have been sold:

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As of 6/30/2020
Capitalized Costs
Applicable Series		Asset	Purchase Price / Down payment	Transpor-tation	Main-tenance / Repair	Improve-ments	Regis-tration	Other	Total

#77LE1	(1,4)	1977 Lotus Esprit S1	$ 69,400	$ 550	$ -	$ -	$ 237	$ -	$ 70,187
#69BM1	(1)	1969 Boss 302 Mustang	102,395	2,600	1,000	-	271	-	106,266
#85FT1	(1)	1985 Ferrari Testarossa	172,500	2,498	557	-	271	-	175,826
#88LJ1	(1)	1988 Lamborghini Jalpa	127,176	1,650	720	2,565	271	-	132,382
#55PS1	(1)	1955 Porsche Speedster	405,000	2,100	400	-	286	600	408,386
#93XJ1	(1)	1993 Jaguar XJ220	460,000	1,200	-	26,500	286	600	488,586
#83FB1	(1)	1983 Ferrari 512 BBi	330,000	1,200	1,320	-	286	-	332,806
#89PS1	(1)	1989 Porsche 911 Speedster	160,000	-	-	-	-	-	160,000
#90FM1	(1)	1990 Ford Mustang 7Up Edition	14,500	-	-	-	286	-	14,786
#95BL1	(1)	1995 BMW M3 Lightweight	112,500	1,195	-	75	421	350	114,541
#98DV1	(1)	1998 Dodge Viper GTS-R	120,000	1,895	-	649	-	-	122,544
#02AX1	(1)	2002 Acura NSX-T	100,000	1,500	-	-	286	-	101,786
#99LE1	(1)	1999 Lotus Esprit Sport 350	62,100	1,300	-	585	286	-	64,271
#91MV1	(1)	1991 Mitsubishi 3000VT GR4	33,950	800	-	400	287	-	35,437
#94DV1	(1)	1994 Dodge Viper RT/10	52,500	-	-	-	287	-	52,787
#92LD1	(1)	1992 Lancia Delta Martini 5 Evo	146,181	10,514	-	964	243	-	157,902
#72MC1	(1)	1972 Mazda Cosmo Sport	115,000	265	-	-	297	-	115,562
#06FG1	(1)	2006 Ford GT	309,000	-	-	-	286	-	309,286
#11BM1	(1)	2011 BMW 1M, 6-Speed Manual	78,500	1,000	-	-	286	-	79,786
#80LC1	(1)	1980 Lamborghini Countach Turbo	610,000	1,950	207	-	282	-	612,439
#02BZ1	(1)	2002 BMW Z8	185,000	525	-	490	286	-	186,301
#88BM1	(1)	1988 BMW E30 M3	135,000	525	239	415	286	-	136,465
#63CC1	(1)	1963 Chevrolet Corvette Split Window	120,000	-	-	-	286	-	120,286
#76PT1	(1)	1976 Porsche 911 Turbo Cabrera	179,065	2,500	500	450	287	-	182,802
#75RA1	(1)	1975 Renault Alpine A110 1300	75,000	250	-	266	287	100	75,903
#65AG1	(1)	1965 Alfa Romeo Giulia Sprint Speciale	170,000	-	-	-	286	-	170,286
#93FS1	(1)	1993 Ferrari 348TS Series Speciale	130,000	850	-	-	286	-	131,136
#90MM1	(1)	1990 Mazda Miata	22,000	900	-	-	287	-	23,187
#61JE1	(1)	1961 Jaguar E-Type	235,000	-	-	-	288	100	235,388
#88PT1	(1)	1988 Porsche 944 Turbo S	61,875	905	-	-	291	-	63,071
#65FM1	(1)	1965 Ford Mustang 2+2 Fastback	75,000	700	-	-	297	-	75,997
#94LD1	(1)	1994 Lamborghini Diablo SE30 Jota	570,000	1,950	-	-	286	-	572,236
#99SS1	(1)	1999 Shelby Series 1	126,575	1,650	716	-	286	-	129,227
#94FS1	(1)	1994 Ferrari 348 Spider	135,399	2,795	-	-	288	-	138,482
#61MG1	(1)	1961 Maserati 3500GT	325,000	-	-	303	287	-	325,590
#92CC1	(1)	1992 Chevrolet Corvette ZR1	45,000	900	-	-	288	-	46,188
#89FT1	(1)	1989 Ferrari Testarossa	172,500	2,350	-	-	286	-	175,136
#80PN1	(1)	1980 Porsche 928	45,750	1,350	-	-	288	-	47,388
#89FG2	(1)	1989 Ferrari 328 GTS	118,500	775	-	-	287	-	119,562
#88LL1	(1)	1988 Lamborghini LM002	275,000	2,225	-	300	286	-	277,811
#87FF1	(2)	1987 Ferrari 412	11,000	-	-	-	-	-	11,000
#82AV1	(2)	1982 Aston Martin V8 Vantage	285,000	-	-	1,078	286	-	286,364
#72FG2	(2)	1972 Ferrari 365 GTC/4	200,000	700	-	-	287	-	200,987
#86FT1	(2)	1986 Ferrari Testarossa	-	-	529	-	-	-	529
#95FF1	(2)	1995 Ferrari 355 Spider	105,000	3,200	-	-	288	-	108,488
#03SS1	(2)	2003 Saleen S7	330,000	2,750	-	-	-	-	332,750

Total			$ 7,713,365	$ 60,017	$ 6,188	$ 35,040	$ 11,768	$ 1,750	$ 7,828,128

Capitalized Costs 2016			298,971	2,650	-	-	-	-	301,621
Capitalized Costs 2017			202,500	4,648	2,677	15,065	1,050	600	226,540
Capitalized Costs 2018			4,932,013	26,905	2,252	17,578	421	950	4,980,119
Capitalized Costs 2019			2,606,874	33,533	1,259	2,097	10,310	200	2,654,273
Capitalized Costs 1H 2020			(326,993)	(7,719)	-	300	(13)	-	(334,425)
Grand Total			$ 7,713,365	$ 60,017	$ 6,188	$ 35,040	$ 11,768	$ 1,750	$ 7,828,128

Note: Excludes $262,766 of capitalized acquisitions costs related to Underlying Assets sold in during the six-month period ended June 30, 2020 vs. $375,498 related to Underlying Assets sold during the same period in 2019.

(1)Offering for Series Interests closed at June 30, 2020 and Underlying Asset owned by applicable Series.

(2)At June 30, 2020 owned by RSE Collection, LLC and not by any Series. To be owned by the applicable Series as of the Closing of the applicable Offering.

(3)Series #77LE1 Interests were issued under Rule 506(c) and as such Series #77LE1 has not been broken out as a separate Series in the financial statements but is included in the table above.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

7.Members’ Equity:

Members’ equity for the Company and any Series consists of capital contributions from the Manager, or its affiliates, Membership Contributions and the Net Income / (Loss) for the period.

Capital contributions from the Manager are made to cover Operating Expenses for which the Manager has elected not to be reimbursed.

Members’ equity in Membership Contributions issued in a successful Closing of an Offering for a particular Series are calculated by taking the amount of membership Interests sold in an Offering, net of Brokerage Fee, Custody Fee and Sourcing Fee as shown in the table below. In the case of a particular Offering, the Brokerage Fee, the Custody Fee and Sourcing Fee (which may be waived by the Manager) related to the Offering are paid from the proceeds of any successfully closed Offering. These expenses will not be incurred by the Company or the applicable Series or the Manager, if an Offering does not close. At June 30, 2020, the following Offerings for Series Interests had closed:

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

F-67

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Membership Contribution and Uses at Closing
Applicable Series	Asset	Closing Date	Membership Interests	Brokerage Fee	Sourcing Fee	Custody Fee	Distributions	Total
#77LE1	1977 Lotus Esprit S1	4/13/2017	$ 77,700	$ 1,049	$ 3,443	$ -	$ -	$ 73,208
#69BM1	1969 Boss 302 Mustang	2/7/2018	115,000	778	2,986	-	-	111,236
#85FT1	1985 Ferrari Testarossa	2/16/2018	165,000	1,117	-	-	-	163,883
#55PS1	1955 Porsche Speedster	6/6/2018	425,000	2,869	-	-	-	422,131
#93XJ1	1993 Jaguar XJ220	11/6/2018	495,000	3,487	-	3,713	-	487,801
#83FB1	1983 Ferrari 512 BBi	9/5/2018	350,000	2,522	9,162	2,625	-	335,691
#89PS1	1989 Porsche 911 Speedster	7/31/2018	165,000	470	1,771	1,238	-	161,521
#90FM1	1990 Ford Mustang 7Up Edition	7/31/2018	16,500	90	464	500	-	15,446
#95BL1	1995 BMW M3 Lightweight	7/12/2018	118,500	870	-	889	-	116,742
#98DV1	1998 Dodge Viper GTS-R	10/11/2018	130,000	954	2,314	975	-	125,757
#06FS1	2006 Ferrari F430 Spider	10/19/2018	199,000	1,463	774	1,493	195,271	-
#02AX1	2002 Acura NSX-T	11/30/2018	108,000	793	1,944	810	-	104,452
#99LE1	1999 Lotus Esprit Sport 350	12/4/2018	69,500	510	1,770	521	-	66,699
#91MV1	1991 Mitsubishi 3000VT GR4	12/7/2018	38,000	279	600	500	-	36,621
#94DV1	1994 Dodge Viper RT/10	12/26/2018	57,500	388	1,841	500	-	54,771
#92LD1	1992 Lancia Delta Martini 5 Evo	12/26/2018	165,000	1,114	2,219	1,238	-	160,430
#00FM1	2000 Ford Mustang Cobra R	1/4/2019	49,500	364	862	500	47,774	-
#72MC1	1972 Mazda Cosmo Sport	1/4/2019	124,500	542	2,474	934	-	120,551
#06FG1	2006 Ford GT	1/8/2019	320,000	2,316	3,198	2,400	-	312,086
#11BM1	2011 BMW 1M, 6-Speed Manual	1/25/2019	84,000	567	517	630	-	82,286
#80LC1	1980 Lamborghini Countach Turbo	2/11/2019	635,000	4,305	9,216	4,763	-	616,716
#02BZ1	2002 BMW Z8	2/11/2019	195,000	1,316	2,620	1,463	-	189,601
#88BM1	1988 BMW E30 M3	2/25/2019	141,000	952	226	1,058	-	138,765
#63CC1	1963 Chevrolet Corvette Split Window	3/18/2019	126,000	916	1,553	945	-	122,586
#76PT1	1976 Porsche 911 Turbo Cabrera	3/22/2019	189,900	1,382	1,793	1,424	-	185,301
#75RA1	1975 Renault Alpine A110 1300	4/9/2019	84,000	586	3,732	630	-	79,052
#65AG1	1965 Alfa Romeo Giulia Sprint Speciale	4/16/2019	178,500	1,272	1,903	1,339	-	173,986
#93FS1	1993 Ferrari 348TS Series Speciale	4/22/2019	137,500	1,011	1,272	1,031	-	134,186
#90MM1	1990 Mazda Miata	4/26/2019	26,600	196	918	500	-	24,986
#61JE1	1961 Jaguar E-Type	4/26/2019	246,000	1,661	3,858	1,845	-	238,636
#88PT1	1988 Porsche 944 Turbo S	7/23/2019	66,000	495	-	500	-	65,005
#65FM1	1965 Ford Mustang 2+2 Fastback	7/23/2019	82,500	619	1,966	619	-	79,297
#94LD1	1994 Lamborghini Diablo SE30 Jota	8/19/2019	597,500	4,481	11,251	4,481	-	577,286
#99SS1	1999 Shelby Series 1	9/12/2019	137,500	1,375	1,815	1,031	-	133,279
#94FS1	1994 Ferrari 348 Spider	9/18/2019	145,000	1,450	669	1,088	-	141,794
#61MG1	1961 Maserati 3500GT	9/30/2019	340,000	2,550	4,613	2,550	-	330,287

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

#92CC1	1992 Chevrolet Corvette ZR1	10/2/2019	52,500	525	2,875	500	-	48,600
#89FT1	1989 Ferrari Testarossa	10/11/2019	180,000	1,800	-	1,350	-	176,850
#80PN1	1980 Porsche 928	11/6/2019	48,000	480	-	500	-	47,020
#89FG2	1989 Ferrari 328 GTS	11/14/2019	127,500	1,275	1,719	956	-	123,550
#88LL1	1988 Lamborghini LM002	12/9/2019	292,000	2,920	3,115	2,190	-	283,775
Total			$ 7,435,700	$ 55,021	$ 92,030	$ 50,226	$ 243,045	$ 6,995,378

Note: represents Membership Contributions net of Brokerage Fee, Sourcing Fee and Custody Fee at Closing of Offering for respective Series.

Note: Series #77LE1 Interests were issued under Rule 506(c) and as such Series #77LE1 has not been broken out as a separate Series in the financial statements but is included in the table above.

Note: Underlying Assets for #06FS1 and #00FM1 were sold and membership distributions to Interest holders were made.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

F-69

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

8.Income taxes:

Each existing Series has elected and qualified, and the Company intends that each future Series will elect and qualify, to be taxed as a corporation under the Internal Revenue Code of 1986.  Each separate Series intends to be accounted for as described in ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of June 30, 2020.

RSE Collection, LLC, as the master Series of the Company intends to be taxed as a “partnership” or a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Code.

9.Earnings (loss) / income per membership Interest:

Upon completion of an Offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, "Earnings per Share." For each Series, earnings (loss) / income per membership Interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership Interests in that particular Series during the period.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE C - RELATED PARTY TRANSACTIONS

Series Members

The managing member of the Company is the Manager. The Company will admit additional members to each of its Series through the Offerings of membership Interests in each Series. By purchasing an Interest in a Series of Interests, the Investor is admitted as a member of the Series and will be bound by the Company's Operating Agreement. Under the Operating Agreement, each Investor grants a power of attorney to the Manager. The Operating Agreement provides the Manager with the ability to appoint officers and advisory board members.

Officer and Affiliate Loans

Individual officers and affiliates of the Manager have made loans to the Company to facilitate the purchase of Underlying Assets prior to the Closing of a Series’ Offering.  Each of the loans and related interest have been paid by the Company through proceeds of the Offering associated with a Series. Once the Series repays the Company and other parties, such as the Manager, the BOR and the Custodian and their respective affiliates, from the proceeds of a closed Offering, the Underlying Assets was transferred to the related Series and it is anticipated that no Series will bear the economic effects of any loan made to purchase another Underlying Asset.

As of June 30, 2020, and as of December 31, 2019, no loans to the Company were outstanding to either officers or affiliates of the Manager.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE D –DEBT

The Asset Manager together with the Company Asset Manager, entered into a $1.5 million line of credit LoC with Silicon Valley Bank on April 30, 2019, which allowed the Manager to make purchases of Underlying Assets using the LoC, with the Underlying Assets as collateral. However, the Company did not draw any amounts under the LoC until July 24, 2019 and as such had no outstanding balances or interest paid at June 30, 2019. On December 20, 2019, the Asset Manager and the Company, including an affiliate of the Asset Manager, entered into the DM with Upper90 with an initial borrowing capacity of $2.25 million. On May 15, 2020, the DM was expanded to a borrowing capacity of $3.25 million. The DM allows the Asset Manager to draw up to 100% of the value of the Underlying Assets for any Underlying Asset held on the books of the Company. Interest rate on any amounts outstanding under the DM accrues at a fixed per annum rate of 15%. The Company is also held jointly and severably liable for any amounts outstanding under this DM.

The table below outlines the debt balance at June 30, 2020 vs. December 31, 2019:

Debt Outstanding Upper90 Demand Note
At 12/31/2019	$1,560,000
At 6/30/2020	$3,250,000

As of June 30, 2020, $3,250,000 debt was outstanding and interest of $160,583 had been incurred under the DM during the six-month period ended June 30, 2020. Of the outstanding borrowings at June 30, 2020, $995,000 were related to Underlying Assets and the remainder to assets of the affiliate of the Asset Manager or remained in cash.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE E - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

Overview of Revenues

As of June 30, 2020 , we have not yet generated any revenues directly attributable to the Company or any Series to date. In addition, we do not anticipate the Company or any Series to generate any revenue in excess of costs associated with such revenues until 2021. In early 2019, the Manager of the Company launched its first showroom in New York City and in mid-2019 launched an online shopping experience for merchandise. In future, the Manager of the Company plans to roll out additional opportunities for revenue generation including additional showrooms.

Overview of Costs and Expenses

The Company distinguishes costs and expenses between those related to the purchase of a particular Underlying Asset and Operating Expenses related to the management of such Underlying Assets.

Fees and expenses related to the purchase of an Underlying Asset include Offering Expenses, Acquisition Expenses, Brokerage Fee, Custody Fee and Sourcing Fee.

Within Operating Expenses, the Company distinguishes between Operating Expenses incurred prior to the Closing of an Offering and those incurred after the Closing of an Offering. Although these pre- and post- Closing Operating Expenses are similar in nature and consist of expenses such as storage, insurance, transportation, marketing and maintenance and professional fees such as ongoing bookkeeping, legal and accounting expenses associated with a Series, pre-Closing Operating Expenses are borne by the Manager and are not expected to be reimbursed by the Company or the economic members. Post-Closing Operating Expenses are the responsibility of each Series of Interest and may be financed through (i) revenues generated by the Series or cash reserves at the Series or (ii) contributions made by the Manager, for which the Manager does not seek reimbursement or (iii) loans by the Manager, for which the Manager may charge a rate of interest or (iv) issuance of additional Interest in a Series (at the discretion of the Manager).

Allocation Methodology

Allocation of revenues and expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the Underlying Assets or the number of Underlying Assets, as stated in the Manager’s allocation policy and as determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE E - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY (CONTINUED)

Allocation Methodology or Description by Category

•Revenue: Revenues from the anticipated commercialization of the Underlying Assets will be allocated amongst the Series whose Underlying Assets are part of the commercialization events, based on the value of the Underlying Asset. No revenues attributable directly to the Company or any Series have been generated during the six-month period ended June 30, 2020 and 2019.

•Offering Expenses: Offering Expenses, other than those related to the overall business of the Manager (as described in Note B(4)) are funded by the Manager and generally reimbursed through the Series proceeds upon the Closing of an Offering. Offering Expenses are charged to a specific Series.

•Acquisition Expenses: Acquisition Expenses (as described in Note B(6)), are typically funded by the Manager, and reimbursed from the Series proceeds upon the Closing of an Offering. Unless, to the extent that certain Acquisition Expenses are anticipated prior to the Closing, but incurred after the Closing of an Offering, for example transportation fees, in which case, additional cash from the proceeds of the Offering will be retained on the Series balance sheet to cover such future anticipated Acquisition Expenses after the Closing of the Offering. Acquisition Expenses incurred are capitalized into the cost of the Underlying Asset on the balance sheet of the Company and subsequently transferred to the Series upon Closing of the Offering for the Series Interests.

•Sourcing Fee / Losses: The Sourcing Fee is paid to the Manager from the Series proceeds upon the close of an Offering (as described in Note B(7)) and is charged to the specific Series. Losses incurred related to closed Offerings, due to shortfalls between proceeds from closed Offerings and costs incurred in relation to these Offerings are charged to the specific Series but are reimbursed by the Manager and accounted for as capital contributions to the Series (as described in Note B(6)).

•Brokerage Fee: The Brokerage Fee is paid to the BOR from the Series proceeds upon the Closing of an Offering (as described in Note B(7)) and is charged to the specific Series.

•Custody Fee: The Custody Fee is paid to the Custodian from the Series proceeds upon the Closing of an Offering (as described in Note B(7)) and is charged to the specific Series. For the Offerings for Series #77LE1, Series #69BM1, Series #85FT1, Series #88LJ1 and Series #55PS1, no Custody Agreement was in place prior to the close of the Offerings, and as such, no Custody Fee was due at the time of Closing. Should a Custody Fee become applicable for these Offerings at a later date, the costs will be borne by the Manager and the Manager will not be reimbursed. For all subsequent Offerings, the Custody Fee will be paid for from the proceeds of the Offering.

•Operating Expenses: Operating Expenses (as described in Note B(5)), including storage, insurance, maintenance costs, transportation, professional fees and marketing and other Series related Operating Expenses, are expensed as incurred:

oPre-Closing Operating Expenses are borne by the Manager and accounted for as capital contributions from the Manager to the Company and are not reimbursed.

oPost-Closing Operating Expenses are the responsibility of each individual Series.

oIf not directly charged to the Company or a Series, Operating Expenses are allocated as follows:

▪Insurance: based on the premium rate allocated by value of the Underlying Assets

▪Storage and transportation: based on the number of Underlying Assets

▪Professional fees: $100 per Series per month

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE F – FREE CASH FLOW DISTRIBUTIONS AND MANAGEMENT FEES

Any available Free Cash Flow of a Series of Interests shall be applied in the following order of priority, at the discretion of the Manager:

i)Repayment of any amounts outstanding under Operating Expenses Reimbursement Obligations.

ii)Thereafter, reserves may be created to meet future Operating Expenses for a particular Series.

iii)Thereafter, at least 50% of Free Cash Flow (as described below) (net of corporate income taxes applicable to such Series of Interests) may be distributed as dividends to Interest Holders of a particular Series.

iv)The Manager may receive up to 50% of Free Cash Flow (as described below) in the form of a management fee, which is accounted for as an expense to the statement of operations of a particular Series.

“Free Cash Flow” is defined as net income (as determined under GAAP) generated by any Series of Interests plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the relevant Series.

As of June 30, 2020, and December 31, 2019, no distributions of Free Cash Flow or management fees were paid by the Company or in respect of any Series. The Company did make distributions to Interest Holders related to sale of Underlying Assets as described in “Asset Dispositions” in “Note A - Description Of Organization and Business Operations.”

NOTE G – INCOME TAX

As of June 30, 2020, each individual Series has elected to be treated as a corporation for tax purposes.

No provision for income taxes for the six-month period ended June 30, 2020 and June 30, 2019, respectively, has been recorded for any individual Series as all individual Series incurred net losses, except as detailed below. Each individual Series records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets primarily resulting from net operating losses will not be realized.  The Company’s net deferred tax assets at June 30, 2020 and December 31, 2019 are fully offset by a valuation allowance (other than for Series #00FM1, #06FS1, 2003 Porsche 911 GT2 and 1990 Mercedes 190E 2.5-16 Evo II as described below), and therefore, no tax benefit applicable to the loss for each individual Series for the six-month period ended June 30, 2020 has been recognized. Losses incurred after January 1, 2018 do not expire for federal income tax purposes

1990 Mercedes 190E 2.5-16 Evo II sold its primary operating asset in the six-month period ended June 30, 2020 prior to the launch of an Offering for such Underlying Asset and as such the asset was still on the books of the Company at the time of the sale and any tax implications of the sale accrue to the Company as it is considered a partnership for tax purposes (see Note A). Since the asset was sold for a loss there are no significant tax implications.

Reconciliation of the benefit expense for income taxes from continuing operations recorded in the consolidated statements of operations with the amounts computed at the statutory federal tax rates is shown below. RSE Collection has elected to be treated as a partnership; thus, for the six-month period ended June 30, 2020 the only tax affected components of deferred tax assets and deferred tax liabilities related to closed Series.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE H - CONTINGENCIES

COVID-19

The extent of the impact and effects of the recent outbreak of the coronavirus (COVID‐19) on the operation and financial performance of our business are unknown. However, the Company does not expect that the outbreak will have a material adverse effect on our business or financial results at this time.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE I - SUBSEQUENT EVENTS

Asset Disposition

Sale of the 1972 Ferrari 365 GTC/4

On August 31, 2020, the Company received an offer for the 1972 Ferrari 365 GTC/4, for $200,000 vs. the initial purchase price of $275,000 for a loss on sale of $75,987, net of $987 of capitalized acquisition expenses. Per the terms of the Company's Operating Agreement, the Company, together with the Company's advisory board has evaluated the offer and has determined that it is in the interest of the Company to sell the 1972 Ferrari 365 GTC/4. In evaluating the offer, the Company took into account current market conditions and the amount of cash that would be liberated from the sale of the 1972 Ferrari 365 GTC/4. The purchase and sale agreement was executed on September 10, 2020. At the time of the sale, no Offering for a Series related to the 1972 Ferrari 365 GTC/4 had occurred. As such the Underlying Asset was not yet owned by any Series and no Interest Holders received any distributions.

The Company realized a loss on impairment of $75,000 due to the sale of the 1972 Ferrari 365 GTC/4. Although the sale was consummated in September 2020, the Company has decided that the conditions for impairment were already apparent in the six-month period ended June 30, 2020 and has reflected the charge in the financials for the six-month period ended June 30, 2020 accordingly.

Sale of the 2003 Saleen S7

On September 21, 2020, the Company received an offer for Series Saleen S7, the Underlying Asset for Series #03SS1 in the amount of $420,000 vs the initial purchase price of $330,000 for a gain on sale of $87,250, net of $2,750 capitalized acquisition expenses. Per the terms of the Company's Operating Agreement, the Company, together with the Company's advisory board has evaluated the offer and has determined that it is in the interest of the Investors to sell the Series Saleen S7. The purchase and sale agreement was executed on September 27, 2020.

Subsequent Offerings

The table below shows all Offerings, which have closed after the date of the financial statements through September 28, 2020.

Series / Series Name	Underlying Asset	Maximum Offering Size	Opening Date	Closing Date
#03SS1 / Series Saleen S7	2003 Saleen S7	$ 375,000	7/6/2020	9/22/2020

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

EXHIBIT INDEX

Exhibit 2.1 – Certificate of Formation (1)

Exhibit 2.2 – Third Amended and Restated Operating Agreement (3)

Exhibit 2.3 – First Amendment to the Third Amended and Restated Limited Liability Company Agreement (5)

Exhibit 2.4 – Second Amendment to the Third Amended and Restated Limited Liability Company Agreement (6)

Exhibit 2.5 – Third Amendment to the Third Amended and Restated Limited Liability Company Agreement (7)

Exhibit 3.1 – Standard Form of Series Designation (6)

Exhibit 4.1 – Amended and Restated Standard Form of Subscription Agreement (5)

Exhibit 6.1 – Standard Form of Asset Management Agreement (4)

Exhibit 6.2 – Broker of Record Agreement (5)

Exhibit 6.3 – Upper90 Secured Demand Promissory Term Note (6)

Exhibit 6.4 – Amended and Restated Upper90 Secured Demand Promissory Term Note

Exhibit 8.1 – Amended and Restated Subscription Escrow Agreement (5)

Exhibit 13.1 – Testing the Waters Materials for Series #69BM1 (1)

Exhibit 15.1 – Draft Offering Statement previously submitted pursuant to Rule 252(d) (2)

(1)Previously filed as an Exhibit to the Company’s Form 1-A filed with the Commission on June 30, 2017

(2)Previously filed as an Exhibit to the Company’s Form 1-A/A filed with the Commission on July 13, 2017

(3)Previously filed as an Exhibit to Amendment 13 to the Company’s Form 1-A POS filed with the Commission on February 25, 2019

(4)Previously filed as an Exhibit to Amendment 14 to the Company’s Form 1-A POS filed with the Commission on May 3, 2019

(5)Previously filed as an Exhibit to Form 1-U filed with the Commission on June 12, 2019

(6)Previously filed as an Exhibit to Amendment 15 to the Company’s Form 1-A POS filed with the Commission on July 9, 2019

(7)Previously filed as an Exhibit to Amendment 16 to the Company’s Form 1-A POS filed with the Commission on August 29, 2019

(8)Previously filed as an Exhibit to Form 1-K filed with the Commission on April 29, 2020

III-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE COLLECTION, LLC

By: RSE Markets, Inc., its managing member

By: /s/ George J. Leimer

Name: George J. Leimer

Title: Chief Executive Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George J. Leimer Name: George J. Leimer	CEO of RSE Markets, Inc. (Principal Executive Officer)	September 28, 2020

/s/ Maximilian F. Niederste-Ostholt Name: Maximilian F. Niederste-Ostholt	Chief Financial Officer of RSE Markets, Inc. (Principal Financial Officer)	September 28, 2020
RSE MARKETS, INC. By: /s/ George J. Leimer Name: George J. Leimer Title: Chief Executive Officer	Managing Member	September 28, 2020